As filed with the Securities and Exchange Commission on February 6, 2008
Registration No. 333-147766

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Borland Software Corporation
(Exact name of registrant as specified in charter)

Delaware	94-2895440
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8303 N. Mo-Pac Expressway, Ste. A-300
Austin, TX 78759
(512) 340-2200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Gregory J. Wrenn, Esq.
Melissa Frugé, Esq.
8303 N. Mo-Pac Expressway, Ste. A-300
Austin, TX 78759
(512) 340-2200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Andrew Zeif, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Aggregate	Aggregate	Registration
Securities to be Registered	to be Registered	Price per Share	Offering Price	Fee
2.75% Convertible Senior Notes due 2012	$200,000,000(1)	100%(2)(3)	$200,000,000	$6,140(6)
Common Stock, $0.01 par value	31,372,540 shares(4)	—	—	—(5)

(1)	Represents aggregate principal amount of the 2.75% Convertible Senior Notes due 2012 issued by Registrant.

(2)	Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(i) under the Securities Act of 1933, as amended.
(3)	Excludes accrued interest and distributions, if any.
(4)	Represents the number of shares of common stock initially issuable upon conversion of the notes registered hereby and pursuant to Rule 416 under the Securities Act of 1933, as amended, such indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes as a result of the antidilution provisions thereof. For each $1,000 principal amount of the notes surrendered for conversion, 156.8627 shares of common stock of Borland Software Corporation will be issued, subject to adjustment.
(5)	No additional consideration will be received for the common stock and therefore, pursuant to Rule 457(i), no registration fee is required.

(6)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

We will amend and complete the information in this prospectus. Although we are permitted by U.S. federal securities laws to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the registration statement that is filed with the Securities and Exchange Commission relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted or legal.

SUBJECT TO COMPLETION, DATED FEBRUARY 6, 2008

PRELIMINARY PROSPECTUS

$200,000,000

2.75% Convertible Senior Notes Due 2012 and 31,372,540 shares of Common Stock Issuable Upon Conversion of the Notes

We issued the 2.75% Convertible Senior Notes due 2012, which we refer to as the “notes,” in a private placement. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes. We will not receive any proceeds from the sale of the notes or the common stock issuable upon conversion of the notes by the selling securityholders.

The notes bear interest at a rate of 2.75% per annum. We will pay interest on the notes on February 15 and August 15 of each year, beginning August 15, 2007. The notes will mature on February 15, 2012.

The Note holders may convert their notes based on a conversion rate of 156.8627 shares of our common stock per $1,000 principal amount of the notes, equivalent to a conversion price of approximately $6.38 per share, subject to adjustment, at their option at any time prior to November 15, 2011, under the following circumstances: (1) during any fiscal quarter beginning after March 31, 2007 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days during the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on the last trading day of such preceding fiscal quarter; (2) during the five business day period after any ten consecutive trading day period in which the trading price per note for each day of that ten consecutive trading day period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on such day; or (3) upon the occurrence of specified corporate transactions described in this prospectus.

On or after November 15, 2011, the note holders may convert their notes at any time prior to the close of business on the business day immediately preceding the maturity date. Upon conversion, we will deliver a number of shares of our common stock equal to the conversion rate for each $1,000 principal amount of notes converted, unless prior to the date of such conversion we have obtained stockholder approval to settle conversions of the notes in cash and shares of our common stock. If we obtain such approval, any notes converted after such approval will be convertible into (i) cash equal to the lesser of the aggregate principal amount of the notes to be converted and the total conversion value and (ii) shares of our common stock for the remainder, if any, of the total conversion value. In addition, following certain corporate transactions described in this prospectus, we will increase the conversion rate for holders who elect to convert notes in connection with such corporate transactions in certain circumstances.

We may not redeem any of the notes at our option prior to maturity.

If we experience specified types of “fundamental changes,” holders may require us to repurchase for cash all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the date of repurchase.

Prior to this offering, the notes have been eligible for trading on The PORTAL Market of the Nasdaq Stock Market.

Our common stock is listed on The Nasdaq Global Market under the symbol “BORL.” On February 5, 2008, the last reported sale price of our common stock on The Nasdaq Global Market was $2.54 per share.

Investing in the notes involves risks that are described under “Risk factors” beginning on page 8 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is          , 2008.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information in this document may only be accurate on the date of this document. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes and common stock.

Unless the context otherwise requires, the terms “Borland,” “Borland Software Corporation,” “Company,” “we,” “us” and “our” refer to Borland Software Corporation and its subsidiaries.

i

SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information you need to consider in making your investment decision. You should read carefully this entire prospectus and the documents incorporated by reference herein, including the section titled “Risk factors” and read our consolidated financial statements and the notes thereto before making an investment decision.

The following is a brief description of our business. Additional information regarding Borland Software Corporation is contained in our filings with the Securities and Exchange Commission. For information on how you can obtain copies of our filings, please see the section entitled “Where You Can Find More Information About Us” on page 57 of this prospectus.

Overview

Borland is a leading vendor of Open Application Lifecycle Management solutions, or ALM, which represents the segment of the ALM market in which vendors’ solutions are flexible enough to support a customer’s specific processes, tools and platforms. Open ALM is a new, customer-centric approach to helping IT organizations transform software delivery into a managed, efficient and predictable business process. We offer a combination of software products as well as consulting and education services to help our customers better manage the growing complexity of software development. Our goal is to provide customers with a foundation which will allow them to consistently deliver software on-time, on-budget and with increased business value.

Borland’s solutions address five critical ALM processes: Project & Portfolio Management, Requirements Definition & Management, Lifecycle Quality Management, Software Change Management and Model Driven Development. Each solution can play an important role in helping enterprises manage the complexity of software development and delivery, by providing business, development and operational teams with increased visibility and control over all phases of the software delivery lifecycle. We believe this is especially crucial for large enterprises working within heterogeneous and distributed environments.

We have been evolving our business and strategy in recent years in response to the many changes occurring in the software industry and, specifically in our market. In a March 2005 study, IDC forecasted the ALM market to grow to $3.3 billion in 2009, achieving a 9.2% compound annual growth rate between 2004 and 2009. Over the past several quarters, in order to capitalize on the expected long term ALM market growth, we have made changes to our overall product portfolio, our worldwide services organization, our R&D investments, as well as our global sales and marketing models to reflect our Open ALM vision and product strategy. As part of this transformation, we have shifted our focus from selling individual stand-alone products targeting individual developers to selling more multi-product, enterprise-class solutions. Our ALM enterprise offerings represented approximately 58% of our overall 2006 revenue.

Products, Solutions and Services

Solutions

Over the past several years, we have broadened our ALM portfolio to include products and services for project and portfolio management, requirements definition and management, lifecycle quality management, software configuration and change management and modeling. In 2006, we extended the integration between our ALM products and with third-party tools, to provide customers with a comprehensive portfolio of integrated ALM solutions to manage measure and continuously improve each of the critical software delivery processes.

•	Project and Portfolio Management — Enables organizations to gain visibility into whether they are using the right software, to determine if they are using the software in the right way, and to measure the results and manage the process.

•	Requirements Definition and Management — Enables organizations to define, manage and certify system or project requirements to reduce miscommunication and ensure that IT is aligned with business priorities.

•	Software Change Management — Enables organizations to manage and respond to changes within the software delivery lifecycle, ultimately helping IT teams to reduce complexity and improve agility and responsiveness to the business.

•	Lifecycle Quality Management — Enables organizations to proactively address and ensure quality from the very beginning of the software delivery lifecycle, not just tested at the end of the lifecycle when quality issues are more expensive to fix.

We believe the ability to master these four critical processes is key to transforming software delivery into a managed business process. Our complete solution includes a tailored combination of team training and individual courseware, process improvement services and ALM technology designed and implemented by one of our solution architects with a goal toward fitting a customer’s unique needs. This approach is designed to help IT organizations address their fundamental pain points and transform software delivery into a managed, efficient and predictable business process.

Products

We offer products across the development, management and deployment markets. Specifically, we offer products in the following categories:

Project and Portfolio Management.  Borland Tempo software is a customizable system which includes capabilities for six key aspects of Project and Portfolio Management: demand management, portfolio management, project and program management, resource management, financial management and asset management. Borland Tempo is designed to provide participants in the software delivery lifecycle access to the right data at the right time and to enable the right decision making.

Requirements Management.  Borland CaliberRM is a web-based requirements management system designed to manage the evolution of software requirements as well as the relationship between requirements and documentation, tests, models and code. CaliberRM helps business analysts create more precise and actionable requirements. Once the requirements are captured in CaliberRM, the development, documentation, test creation and project management processes can begin in parallel. CaliberRM is meant to identify changes in requirements early to enable software teams to avoid working from out-of-date requirements and costly, time-consuming rework. As a result, they can build the desired features to meet business needs.

Requirements Definition.  Borland Caliber DefineIT directly supports all four process areas of software requirements definition: elicitation, analysis, specification and validation. Caliber DefineIT is designed with a goal of ensuring the accuracy and complete definition of software requirements at the beginning of a new project or enhancement activity. It assists business users and analysts in collaborating to capture and detail business scenarios. Visual storyboarding can provide an interactive and effective means to solicit feedback and validate business needs.

Automated Test Management.  Borland SilkCentral Test Manager is an all-inclusive, automated software testing management tool. It builds quality and productivity into the testing process to speed the delivery of successful software projects, while minimizing risks of application failures. SilkCentral Test Manager consolidates the critical phases of software testing — planning, test requirements management, organization, execution, defect management and reporting — within a scalable, web-based system to assure local or distributed teams are sharing experience, resources and critical information.

Performance Test Management.  Borland SilkPerformer is an easy-to-use and cost-effective enterprise-class solution for automated software load, stress and performance testing in an open and accessible model. SilkPerformer enables the creation of powerful, realistic load tests of thousands of users running business scenarios across a broad range of popular enterprise application environments. Based only on a pool of shared “Virtual Users,” SilkPerformer removes the cost and complexity associated with other enterprise load testing solutions that restrict usage to one or, at most, several projects or teams.

Functional Test Automation.  Borland SilkTest is a cost-effective solution for automated functional and regression testing. Intuitive graphical user interface record and replay capabilities coupled with a stable, easy-to-use testing language allows test engineers to build functional and regression tests that will not break with minor changes to applications.

Continuous Build and Test Automation.  Borland Gauntlet is a continuous build and test automation product that improves visibility, software quality and developer productivity by proactively building and testing code, isolating defects, and reporting on key development metrics. Gauntlet institutes quality controls within existing version control processes to enable development teams to identify and isolate problems earlier in the application lifecycle — when the impact can be minimized — by automatically inspecting development artifacts every time a change is made or at desired intervals. Gauntlet also offers an open plug-in interface for custom and third-party tests, enabling users to automate anything from simple source code analyzers such as FindBugs or CheckStyle, to complex security vulnerability detection or license compliance enforcement solutions.

Modeling.  Borland Together is a family of role-based modeling products that drive greater efficiency and better quality across software development implementations. Together is designed to help reduce technical complexity and bridge the gap between business and IT organizations by providing a common set of visual languages with support for business process modeling, data modeling, application modeling and visualization, as well as comprehensive audits and metrics for both models and code.

Software Configuration and Change Management.  Borland StarTeam is a platform for coordinating and managing the entire software delivery process. StarTeam is designed to promote better team communication and collaboration through centralized control of project assets across distributed teams. StarTeam also includes integrated requirements management, change management, defect tracking, file versioning, threaded discussions, and project and task management.

CodeGear Development Products.  Our CodeGear division focuses on developing tools for individual developers and currently offers a number of IDE products for Java, .NET, Windows and Linux development. IDE products include Delphi, C++Builder and C#Builder, which are offered individually or together as part of Borland Developer Studio, our multi-language developer environment for Microsoft Windows and .NET applications. CodeGear also offers JBuilder, a cross-platform environment for building strong enterprise Java applications.

Deployment.  We provide application middleware for high-performance, low-latency, transaction-intensive applications. These include: VisiBroker, our common object request broker architecture; CORBA, a solution for distributed object computing and embedded devices; and Borland Enterprise Server/AppServer Edition, our J2EE 1.3 compliant application server.

Services

We offer services aimed at streamlining the path to software process improvement. Our services professionals use our Borland Accelerate Improvement Framework, our integrated implementation framework. The framework integrates three core elements — process, technology and skills development — to create solutions and manage change implementation. We offer a comprehensive and integrated set of consulting, education and technical support solutions to support organizations that are transforming their software delivery processes. These services are offered on a worldwide basis.

Service offerings include:

Technical Support.  Our technical support services are designed to ensure high availability and reliability of mission-critical software delivery platforms. Borland technical support teams serve all major regions of the world. The support teams are equipped to address not only Borland solutions but also complementary technologies, including partner products and open source components. Multiple information channels, including support.borland.com, and a set of self-service tools enable customers to search for the information they need. We offer varying levels of support programs for our customers and partners. Depending on the level of support program selected, we provide online case tracking and knowledge bases, telephone support and access to new versions of our products.

Consulting Services.  We offer consulting services designed to meet the needs of Global 2000 organizations. Our offerings include:

•	Process Consulting Services. Our process consulting services are designed to establish a process foundation for our customers’ software delivery platform. Process optimization begins with formal appraisals and informal checklists to help enterprises evaluate current performance and set realistic goals. Borland Services builds on these assessments by working with management teams to define optimal software delivery practices. We then combine workshops and consulting to define and operationalize the necessary changes into software processes. Throughout the engagement, Borland Services uses a customer-tailored approach for deliverables and actionable recommendations to establish processes designed to improve reliability, reduce defects, and improve productivity.

•	Technology Implementation Services. We offer integration services to streamline the assimilation of our solutions into an existing IT environment, thereby protecting existing investments. Borland Services works with enterprise teams to develop customized implementation plans, assess their ability to execute and, as necessary, fill gaps to provide additional leverage. Borland complements integration services with application and data migration services to successfully transition from an existing software development platform. We also offer packaged services, including QuickStart and Technical Account Management, designed to accelerate the rollout of the software delivery platform.

Education Services.  We offer a wide range of educational services such as computer-based, virtual instructor-led, e-seminar, onsite instructor-led, and open enrollment courses through our Borland University learning portal. The portal is a Web-based gateway, enabling enterprises to tailor a customized training program. Curricula are role-based and designed to map to customers’ use of our individual products and ALM suite. Product certification programs are also available.

Customers and Partners

Our current target customers for ALM solutions are IT organizations within the Global 2000 companies. Our customers operate across a diverse set of industries trying to meet numerous and complex needs, often with globally distributed development teams. Our go-to-market model for the Global 2000 companies is based on direct selling and leveraging a network of system integrators and third party resellers.

We have been developing global alliance partnerships with independent software vendors, or ISVs, global, regional and local system integrators, or SIs, to penetrate new accounts, expand our technology solutions and extend our capacity to provide professional services. Some of our partners use our technology within their development organizations. In addition, partners may incorporate our technology within their product solutions and/or sell or recommend our technology in conjunction with their products and services. We also have several partners who are Original Equipment Manufacturers, or OEMs. Our OEM partners both integrate and often resell our software around the world. Finally, we utilize service delivery partners to extend our capacity to provide professional services. We believe each type of partnership can potentially generate new sales opportunities, increase our deployment capacity and enhance our technology solutions.

Our CodeGear division targets end user developers, whether individually or as part of a group within an enterprise. The go-to-market model leverages a network of distributors, resellers and system integrators. CodeGear’s products and services help organizations large and small across the world. Our customers span industries ranging from the public sector and healthcare to telecommunications and financial service firms.

Corporate information

Borland was originally incorporated in California in 1983 and reincorporated in Delaware in 1989. We maintain our executive offices at 8303 N. Mo-Pac Expressway, Ste. A-300, Austin, TX 78759 and our main telephone number at that location is (512) 340-2200. We also maintain a website on the Internet at http://www.borland.com. The information on our websites is not part of this prospectus. More information about Borland is available in our filings with the SEC. We post all SEC filings on our www.borland.com website as soon as practicable after they are electronically filed or furnished to the SEC.

The Notes

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the sections of this prospectus entitled “Description of the Notes” and “Description of Capital Stock.”

Maturity Date	February 15, 2012.
Interest	2.75%. Interest on the notes will accrue from February 6, 2007. Interest will be payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 2007.
Conversion Rights	Prior to November 15, 2011, holders may convert their notes into shares of our common stock at the applicable conversion rate, in multiples of $1,000 principal amount, at their option, under the following circumstances:

•   during any fiscal quarter beginning after March 31, 2007 (and only during such fiscal quarter), if the last reported sale price of our common stock for at least 20 trading days during the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on the last trading day of such preceding fiscal quarter;

•   during the five business day period after any ten consecutive trading day period in which the trading price per note for each day of that ten consecutive trading day period was less than 98% of the product of the last reported sale price of our common stock and the conversion rate on such day; or

• upon the occurrence of specified corporate transactions described under “Description of the Notes — Conversion rights”
On or after November 15, 2011, holders may convert their notes into shares of our common stock at the applicable conversion rate, in multiples of $1,000 principal amount, at their option, at any time prior to the close of business on the business day immediately preceding the maturity date.
The initial conversion rate for the notes is 156.8627 shares per $1,000 principal amount of notes (equivalent to a conversion price of approximately $6.38 per share), subject to adjustment.
If we obtain approval from our stockholders to settle conversions of the notes in cash and shares of our common stock, any notes converted after such approval will be convertible into (i) cash equal to the lesser of the aggregate principal amount of the notes to be converted and the total conversion value and (ii) shares of our common stock for the remainder, if any, of the total conversion value. See “Description of the Notes — Conversion rights — Payment upon conversion.”
In addition, following certain corporate transactions, we will increase the conversion rate for holders who elect to convert their notes in connection with such corporate transactions by a number of additional shares of common stock as described under “Description of the Notes — Conversion rights — Adjustments to shares delivered upon conversion upon certain fundamental changes.”
Holders will not receive any additional shares or cash payment, if any, representing accrued and unpaid interest and additional interest upon conversion of a Note, except in limited circumstances. Instead, interest will be deemed paid by the shares of common stock and cash, if any, issued to holders upon conversion.
Redemption of notes at our option	We may not redeem any of the notes at our option prior to maturity.

Covenants	Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.
Sinking fund	None.
Fundamental change	If we undergo a fundamental change (as defined herein), holders may require us to repurchase all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the repurchase date. See “Description of the Notes — Fundamental change permits holders to require us to repurchase notes.”
Events of default	If there is an event of default under the notes, the principal amount of the notes, plus accrued and unpaid interest, including additional interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.
Ranking	The notes will rank equally in right of payment with all our existing and future unsecured senior debt and are senior in right of payment to all our future subordinated debt, if any. The indenture does not limit the amount of debt that we or our subsidiaries may incur. The notes will effectively be subordinated to any secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. The notes will be structurally subordinated to all liabilities of our subsidiaries.
Use of proceeds	We will not receive any proceeds from the sale by any selling securityholders of the notes or the shares of our common stock issuable upon conversion of the notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The financial data set forth below should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and consolidated financial statements and notes in our Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, both of which are incorporated by reference into this prospectus. The results for the nine months ended September 30, 2007 are not necessarily indicative of results to be expected for the full year ended December 31, 2007.

Statements of Operations Data:

	Nine Months Ended
	September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In thousands, except per share data)

License and other revenues	$107,998	$126,524	$165,886	$163,182	$214,021
Service revenues	99,326	102,364	138,774	113,561	95,527

Total revenues	207,324	228,888	304,660	276,743	309,548
Gross profit	164,762	176,380	234,868	217,325	264,441
Expenses:
Selling, general and administrative	135,815	149,128	195,710	174,002	167,833
Research and development	43,637	53,673	70,178	57,687	68,093
Restructuring, amortization of other intangibles, acquisition-related expenses and other charges	4,675	15,356	22,073	20,611	9,841

Total operating expenses	184,127	218,157	287,961	252,300	245,767
Operating income (loss)	(19,365)	(41,777)	(53,093)	(34,975)	18,674
Other income, net	1,840	3,247	3,662	9,527	1,734

Net income (loss)	$(19,967)	$(41,130)	$(51,593)	$(29,832)	$11,370

Net Loss per share:
Net income (loss) per share — basic	$(0.27)	$(0.54)	$(0.67)	$(0.38)	$0.14
Net income (loss) per share — diluted	$(0.27)	$(0.54)	$(0.67)	$(0.38)	$0.14
Share used in computing basic income (loss) per share	72,989	76,799	77,096	77,557	80,425
Share used in computing diluted income (loss) per share	72,989	76,799	77,096	77,557	82,052

Balance Sheet Data:

	September 30,	December 31,
	2007	2006
	(In thousands)

Cash and cash equivalents and short term investments	$140,719	$55,317
Working capital	111,216	(10,589)
Total assets	582,031	443,899
Long-term debt	200,000	0
Long-term restructuring	4,163	6,231
Long-term deferred revenues	1,116	1,610
Other long-term liabilities	23,835	7,848
Total long-term liabilities	229,114	15,689
Total stockholders’ equity	$241,622	$285,480

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the notes and our common stock could decline substantially.

Risks Relating to Our Business

We are re-focusing the company to primarily focus on the development and distribution of enterprise software development solutions. If we are unable to successfully complete this change to the business quickly and smoothly, our operating results could be harmed.

Over the past several quarters we have been transforming our business to focus on Open Application Lifecycle Management, or ALM, solutions. Prior to the development of our ALM strategy, our principal business related to our integrated developer environment, or IDE, products, which we now operate as our CodeGear division. Our enterprise business focuses on the development and distribution of enterprise software development solutions, in contrast to our CodeGear division, which targets development tools for individual software developers. The risks of this change in focus include, among others:

•	Changes in go-to-market strategy. Our ALM offerings are sold to enterprises, whereas our CodeGear offerings are primarily sold to individual software developers. As a result, to achieve revenue growth with our ALM strategy, we must enhance our enterprise selling capability, increase sales force productivity and generally complete more large revenue, multi-product sales of our ALM solutions. We will also need to further define our product roadmaps and generally continue to evolve our ALM offerings. To do so, we must coordinate the efforts of our marketing, sales, services and research and development organizations to focus on the needs of large enterprises. These tasks are complicated, involve many people and processes, and require consistency and persistence in the market place to be effective. In addition, this enterprise-focused strategy involves different skills, partners and competencies than our historical IDE strategy, which focused principally on sales through distribution channels. If we fail to coordinate our efforts and deliver broader value to large enterprise customers, our operating results may suffer.

•	Changes in our sales organization and sales leadership. Our ALM strategy requires us to focus our sales effort on enterprise customers. To drive these changes, we will continue to make changes throughout our global sales force balancing the sales people that focus on larger deals and those that focus on acquiring new customers and smaller transactions. While we believe these changes will enhance our leadership globally, these efforts may prove unsuccessful in increasing our sales to enterprise customers.

•	Changes in our sales cycles. Sales to large enterprises often involve long and unpredictable sales cycles. We are becoming more dependent on large revenue, multi-product transactions to meet our revenue expectations. These transactions often have long sales cycles and we may be unable to accurately forecast revenues derived from these transactions. If we fail to accurately forecast revenues, we may not achieve the anticipated financial performance, which could harm our business and operating results.

•	Changes in our marketing strategy. As part of our change in focus, we continue to redefine our marketing strategy. We must increase lead generation and develop appropriate marketing programs targeted at the enterprise customer. As an organization, we are relatively new at this. If we are unable to develop effective marketing programs and increase our pipeline of sales opportunities, or if our sales organization in turn is unable to effectively convert leads into customers, our revenues will suffer.

•	Changes in our services organization. In 2006, we consolidated our consulting services and sales organizations to better focus on customer engagements. We also combined our technical support organization with our field operations organization to more closely align our efforts relating to customers. Further, we focused our consulting organizations on working with customers that have or will purchase software licenses. We have de-emphasized selling services when there is no software license opportunity. The implementation of these changes will continue to require careful planning and coordination to ensure we maintain customer satisfaction. In addition, such changes may result in the loss of key services personnel. In the event customer satisfaction is harmed or we lose key personnel, our business could be harmed.

While we believe the change in our business to focus on our ALM strategy is critical to growing our business, we may be unable to manage this change effectively and quickly and our business, results of operations, financial condition and prospects could be harmed. In addition, expenses associated with our restructuring and change of strategy will likely continue to have an adverse impact on our operating results at least through 2007.

Our failure to effectively operate CodeGear following the separation of this division from our enterprise business could harm our operating results.

As announced in November 2006, we are retaining our IDE assets for the foreseeable future rather than selling them. We began operating this part of our business as our CodeGear division on January 1, 2007. The separation of CodeGear from our enterprise business has been a complicated process. While the separation process is substantially complete, we are still in the process of determining how to operate CodeGear effectively as a new division. We are also continuing to work on running our international operations more efficiently, which involves changes to the sales structure. This process requires time and effort of management and key personnel of both our enterprise business and CodeGear division who would otherwise be dedicated to running these respective businesses. While our goal is to operate CodeGear in a manner that is efficient for our CodeGear and enterprise businesses, there can be no guarantee that we will achieve these goals. Sales may be negatively impacted by changes in the sales structure and customers may lose confidence in the CodeGear business during this transition period. Failure to implement this separation efficiently could have a material adverse effect on our overall business, results of operations and financial condition.

We have experienced significant changes in our senior management team over the past two years and if we are not able to effectively integrate new senior management members, our business could be harmed.

There have been a number of significant changes in our senior management team, including the addition of our new Senior Vice President, Research and Development in August 2006, our new Senior Vice President and General Counsel in October 2006, our new Chief Financial Officer in November 2006 and our new Senior Vice President of Worldwide Field Operations in January 2007. As a result of these changes, we may not be able to effectively manage our business during this period of transition, especially in light of the changes in our strategy, our restructuring actions and related operations. In addition, we relocated our headquarters from Cupertino, CA to Austin, TX, in October 2007 and our General Counsel will remain in our Cupertino office while other senior management have relocated to Austin, TX. Our ongoing operations could be disrupted during this transition period. There is a risk that the management may not work effectively as a team, at least in the near term. During this transition period, our customers may defer purchasing our products or decide not to purchase them at all. We may experience employee distraction, or we may see increased competitive pressure as our competitors attempt to use this period of change to their advantage. If we are unable to effectively manage through this transition quickly and effectively, it could adversely affect our operating results.

Our failure to implement systems to meet the requirements and manage the large service projects necessary for our enterprise may result in delays in recognizing revenue on these projects and thus could harm our profit and adversely affect our results of operations.

Our enterprise business focuses on large enterprise sales which may include complex professional services agreements. Our inability to structure and manage services agreements may result in unanticipated changes to the timing of our services revenue. In addition, if we bundle services together with our license agreements, this may also affect the timing of recognizing our license revenue. We may need to implement new systems or upgrade current systems to manage these large, complex services agreements. If we fail to make appropriate changes to our existing systems or if our services agreements lead to unanticipated changes to the timing of revenue recognition, our results of operations could be harmed.

Our inability to forecast our revenue pipeline or convert revenue pipeline into contracts, especially given our increasing focus on enterprise customers, could increase fluctuations in our revenue and financial results.

We use a “pipeline” system, a common industry practice, to forecast sales and trends in our ALM business. Our sales personnel monitor the status of all potential transactions, including the estimated closing date and potential dollar amount of each transaction. We aggregate these estimates periodically to generate a sales pipeline and then evaluate the pipeline to identify trends in our business. This pipeline analysis and related estimates of revenue may differ significantly from actual revenues in a particular reporting period. When customers delay purchasing decisions, reduce the amount of their purchases or cancel their purchases altogether, it will reduce the rate of conversion of the pipeline into contracts and our revenues will be harmed. In addition, because a substantial portion of our software license contracts close in the latter part of a quarter, we may not be able to adjust our cost structure to respond to a variation in the conversion of the pipeline into contracts in a timely manner. Our inability to respond to a variation in the pipeline or in the conversion of the pipeline into contracts in a timely manner, or at all, could cause us to plan or budget inaccurately and thereby could adversely affect our results of operations and financial condition.

We have begun to license our software directly to large enterprises and have experienced sales cycles that are substantially more lengthy and uncertain than those associated with our traditional business of licensing software through indirect and retail channels and more modest direct sales. As we focus on large transactions involving multiple elements, enterprise customers generally require us to expend substantial time, effort and money establishing a relationship and educating them about our solutions. Also, sales to enterprise customers generally require an extensive sales effort throughout many levels within the customer’s organization and often require final approval by several layers of executives, including the customer’s chief information officer, chief financial officer and/or other senior executives. These factors substantially extend the sales cycle and increase the uncertainty of whether a sale will be made in any particular quarter, or at all. We have experienced and expect to continue to experience delays and uncertainties in our sales cycles as well as increased up-front expenses in connection with our enterprise sales efforts. The timing of the execution of enterprise volume licenses could cause our results of operations to vary significantly from quarter to quarter, especially when we anticipate certain transactions will close in a particular quarter. Further, industry buying patterns suggest that larger transactions are frequently deferred until later in the quarter, creating increased difficulty in quarterly forecasting. If a sale is never completed despite months or even years of selling efforts, we will have expended substantial time, money and resources during the pre-sales effort without generating any revenue to offset these expenses. Finally, due to the complexity and time commitment necessary to pursue each of these transactions, we focus on a small number of proposed sales at any time and if we fail to complete any of these sales, our business, results of operations and financial condition would be negatively affected.

Because competition for qualified finance, technical and management personnel is intense and because we recently moved our headquarters, we may not be able to recruit or retain qualified personnel quickly, which could harm our business.

We believe our ability to successfully manage and grow our business and to develop new products depends, in large part, on our ability to recruit and retain qualified employees, particularly highly skilled finance personnel, software engineers, sales personnel and management personnel. Competition for qualified technical and management personnel is intense. Effective in October 2007, we moved our headquarters from Cupertino, CA to Austin, TX. While we believe we will be able to retain qualified personnel in Austin, it may take longer than we expect to hire those people and for them to be able to function effectively. Also, in the past some of our competitors have utilized their greater resources to provide substantial signing bonuses and other inducements to lure key personnel away from us. We employ a variety of measures to retain our key people, including granting of stock options and restricted stock and the use of bonuses, but these measures may not be sufficient.

We have experienced a relatively high rate of employee turnover and could be subject to continued risk of turnover given the changes we are experiencing. If we are unable to recruit and retain quality personnel, our ability to provide competitive products could be harmed. As a result, we may lose customers or may not achieve anticipated sales during a particular period. In addition, the loss of technical talent may result in the inability to ship new products or product upgrades at the times originally planned. If we experience delays in the shipment of new products or product upgrades, we may be unable to achieve anticipated sales during a particular period.

We have historically used stock options and other forms of equity compensation as key components of our employee compensation program in order to align employees’ interest with the interests of our stockholders while encouraging employee retention. The decline of our stock price over the last few years has made stock options a less attractive portion of our employee compensation program. As a result, we may find it increasingly difficult to attract, retain and motivate employees.

Our success is dependent upon our ability to enhance the quality and scalability of our various products, improve the integration and overall functionality of these products, and evolve our solutions toward our ALM strategy.

We produce and sell a broad portfolio of products to manage the software development process. The market for these products is characterized by continuous technological advancement, evolving industry standards and changing customer requirements. A significant portion of our research and development focus is on integrating our many existing and recently acquired products into a cohesive ALM solution. Managing our development activities as we execute our change in strategy is complex and involves a number of risks, especially with respect to maintaining competitiveness across our individual products while at the same time bolstering the integration and functionality of our products. We may not be successful in designing and marketing new products, integrating acquired products, providing the necessary product enhancements or features to address increasingly sophisticated and varied needs of our customers or in enhancing the integration and functionality of our ALM platform. To be successful in this market, we will also need to be able to compete with several large and well-established companies with more experience in these markets.

Our customers use a wide variety of constantly changing hardware, software and operating platforms, adding to our development challenges. We will continue to invest significant resources to develop products for new or emerging software and hardware platforms in the server, desktop, mobile and other environments that may develop from time to time. However, there is a risk that a new hardware or software platform for which we do not provide products could rapidly grow in popularity. In particular, we believe that this risk is substantial for particular proprietary platforms and languages for which we may not be given economically feasible access or access at all. As a result, we may not be in a position to develop products for such platforms or may be late in doing so. If we fail to introduce new products that address the needs of emerging market segments or if our new products do not achieve market acceptance as a result of delays in development or other factors, our future growth and revenue opportunity could suffer.

If we are unable to maintain revenue levels for our deployment products, our financial results may be harmed.

We currently have a portion of our revenue attributable to our deployment products. These products are mature products and we primarily rely on new sales to existing customers, maintenance agreements with existing customers, compliance purchases through customer audits and sales through existing independent software vendors and original equipment manufacturers’ partners to generate revenue. We have experienced weakness and fluctuations in revenue from these products in the past and believe they will continue to be subject to commoditization. Our deployment products are generally based on older standards and technologies, which are used in a decreasing number of industries, networks and applications. We devote little marketing to these products and primarily rely on the effectiveness of the sales force and compliance teams to work with customers and partners to generate sales. There have been many changes in the sales force over the past several quarters, especially in Europe where we have historically generated a significant amount of revenue from our deployment products. If we are unable to maintain effective sales programs for our deployment products, or if existing customers migrate away from our deployment products, our business, results of operations and financial condition could suffer.

We may not be able to compete successfully against current and potential competitors.

Our markets are intensely competitive. In the market for comprehensive software development solutions, we face competition from some of the largest software providers in the world. For example, IBM, Microsoft, Sun Microsystems, Hewlett-Packard, Computer Associates and others provide or have stated they intend to provide comprehensive enterprise software development and integration solutions. Traditionally, we have partnered with some of these competitors to offer a broader solution to their or our customer base; however, as our partners and business strategy change, a larger market overlap may develop and some or all of these partnering arrangements could be adversely affected or terminated. Most of these competitors have substantially greater financial, management, marketing and technical resources than we have. In addition, many of our competitors have well established relationships with our current and potential customers, extensive knowledge of the market, substantial experience in selling enterprise solutions, strong professional services and technical support offerings and extensive product development, sales and marketing resources. As a result of their greater resources and established relationships, these competitors may be more successful than we are at developing and marketing products and solutions in our markets.

In addition, the markets for our CodeGear products are characterized by rapid change, new and emerging technologies, and aggressive competition. Some of our competitors include IBM, Microsoft and Sun Microsystems. We attempt to differentiate our products from those of our competitors based on interoperability, total cost of ownership, product quality, performance, level of integration and reliability. We may be unable to successfully differentiate our products from those of our competitors, or we may be unable to compete with the substantially greater resources many of our competitors have. If so, our business, results of operations and financial condition may suffer.

The complexity of accounting regulations and related interpretations and policies, particularly those related to revenue recognition, could materially affect our financial results for a given period.

Although we use standardized agreements designed to meet current revenue recognition criteria under generally accepted accounting principles, we must often negotiate and revise terms and conditions of these standardized agreements, particularly in multi-product license and services transactions. As our transactions have increased in complexity, particularly with the sale of larger, multi-product licenses, negotiation of mutually acceptable terms and conditions may require us to defer recognition of revenue on such licenses. We believe that we are in compliance with Statement of Position 97-2, “Software Revenue Recognition,” as amended; however, more complex, multi-product license transactions require additional accounting analysis to account for them accurately. Errors in such analysis in any period could lead to unanticipated changes in our revenue accounting practices and may affect the timing of revenue recognition, which could adversely affect our financial results for any given period. If we discover that we have interpreted and applied revenue recognition rules differently than prescribed by generally accepted accounting principles in the U.S, we could be required to devote significant management resources, and incur the expense associated with an audit, restatement or other examination of our financial statements.

We previously had material weaknesses in our internal control over financial reporting. While our management has determined that we do not currently have any material weaknesses in our internal control over financial reporting, there can be no assurance that we will maintain an effective framework for internal control over financial reporting in the future, which would harm our business and the trading price of our stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to evaluate and determine the effectiveness of our internal control over financial reporting. We dedicated a significant amount of time and resources to ensure compliance with this legislation for the year ended December 31, 2006, and the quarters ended March 31, 2007 and June 30, 2007, and will continue to do so for future fiscal periods. We may encounter problems or delays in completing the review and evaluation, the implementation of improvements and the receipt of a positive attestation, or any attestation at all, by our independent registered public accounting firm. Additionally, management’s assessment of our internal control over financial reporting may identify deficiencies that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In our Form 10-K for the fiscal year ended December 31, 2005, we reported management’s conclusion that we had two material weaknesses in our internal control over financial reporting. One of the material weaknesses was our lack of effective controls in our services organization to ensure that invoices from third party contractors were completely and accurately recorded. This material weakness was remediated as of the quarter ended September 30, 2006. The second material weakness was our lack of an effective control environment based on the criteria established in the COSO framework with respect to promoting compliance with policies and procedures and the prevention or detection of the override of our controls. As a result of this control deficiency, a senior officer was able to override controls which resulted in: (1) an amendment to a sales contract creating an obligation to deliver an additional software feature without authorization of the finance and legal organization, and (2) a post-contract offer to refund the customer payment in the same transaction without authorization of the finance and legal organization. This material weakness was remediated as of the quarter ended June 30, 2007.

Because of their inherent limitations, internal control over financial reporting may not prevent or detect misstatements or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Also, projections of an evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Should we or our independent registered public accounting firm, determine in future fiscal periods that we have a material weaknesses in our internal control over financial reporting, the reliability of our financial reports may be impacted, and our results of operations or financial condition may be harmed and the price of our common stock may decline.

We have been unable to timely file our annual and quarterly reports as required by the Securities Exchange Act of 1934, and our continued inability to file these reports on time could result in your not having access to important information about us and the delisting of our common stock from the Nasdaq Global Market.

We were late in filing our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and our Quarterly Reports on Forms 10-Q for the fiscal quarters ended March 31, 2006, June 30, 2006, and September 30, 2006. As a result, during the periods in which these reports were late, we were not in compliance with the continued listing requirements of the Nasdaq Global Market and, in some cases, with the SEC’s rules and regulations under the Securities Exchange Act of 1934. We are required to comply with these rules as a condition of the continued listing of our stock on the Nasdaq Global Market.

Although we are not currently late with respect to any annual or quarterly report, there can be no assurance that we will be able to file all such reports in the future in a timely manner. If we are unable to timely file these reports in the future, it may impede your access to important information about us and, in the case of a prolonged delay in filing, result in our common stock being delisted from the Nasdaq Global Market. Delisting could result in our common stock no longer being traded on any securities exchange or over-the-counter market and could impact its liquidity and price. In addition, if we were delisted, we would be in default under the Convertible Senior Notes we issued in February 2007, which would cause the notes to become immediately due and payable.

We are in the midst of significant changes to our financial reporting and accounting team and systems, which may impact our ability to comply with our financial reporting and accounting obligations.

Our financial reporting and accounting team has undergone several personnel changes, including the departure of our Chief Financial Officer in the second quarter of 2006, and the hiring of our new Chief Financial Officer in November 2006. In October 2007 we moved our corporate headquarters from Cupertino, CA to Austin, TX and are in the process of transitioning a significant portion of our finance team. While we have planned with a goal of facilitating an orderly transition, our hiring activities and headquarters move may impair the ability of our finance organization to function effectively. During this transition period, we may have a difficult time attracting, recruiting and retaining qualified finance personnel. In addition, we are in the process of changing our financial reporting systems. While we have taken measures aimed at protecting data and keeping accurate records, there can be no assurance the transition will be done without causing errors, delays or inefficiencies. If we fail to staff our accounting and finance function adequately or maintain adequate internal control over financial reporting, we may be unable to report our financial results accurately or in a timely manner and our business, results of operations and financial condition may suffer.

We have recently moved our headquarters and are implementing plans for reducing expenses. If we fail to achieve the results we expect, there will be a negative effect on our financial condition.

As a part of our restructuring plans, in October 2007, we moved our headquarters from Cupertino, CA to Austin, TX. We are also implementing other plans to reduce expenses, which have included the consolidation of certain office locations worldwide, reductions in capital expenditures, reduction in discretionary spending and reduction in our work force. These restructuring actions may distract management and other key personnel from focusing on our business. In addition, if we experience difficulties in implementing these measures, it may be necessary to implement additional cost cutting measures. Our plans to reduce expenses may not be completed in a timely manner or result in anticipated cost savings, which would impair our goal to achieve profitability and positive cash flow. In addition, we are currently operating at a net loss and there can be no assurance as to when we will return to profitability, if at all. In order to fund our ongoing operations in future periods it will be necessary for us to achieve profitability.

Consolidation in our industry or fluctuation in our stock price may impede our ability to compete effectively.

Consolidation continues to occur among companies that compete in our markets. Additionally, some of the largest software and hardware providers in the world have sought to expand their software and services offerings through acquisitions in the software development, deployment and integration space. For instance, in November 2006, Hewlett Packard acquired one of our competitors, Mercury Interactive. If these large providers, who have significantly greater financial, management, marketing and technical resources than we have, are successful in increasing their offerings in the software development market, our business will be subject to significant pressure and our ability to compete effectively harmed. Additionally, changes resulting from these and other consolidations may harm our competitive position, particularly as certain products, when offered as part of a bundled suite, are offered for free or are given away to sell more hardware, infrastructure components or information technology services.

As the trend toward consolidation continues, we may encounter increased competition for attractive acquisition targets and may have to pay higher prices for those businesses or technologies we seek to acquire. In addition, we have seen a recent decline in our stock price, which will in turn make it more difficult for us to use stock as a currency for the acquisition of strategic businesses or technologies. This will put pressure on our ability to seek out potential acquisition targets which may impede our growth and our ability to compete effectively.

We depend on technologies licensed to us by third parties, such as Sun Microsystems and Microsoft, and the loss of or inability to maintain these licenses could prevent or delay sales or shipments of certain of our products.

We depend on licenses from third-party suppliers for some elements of our products such as various file libraries. In particular, we depend on technology licenses from Sun Microsystems for certain of our Java products, and we depend on licenses from Microsoft for our Delphi, C++, C#Builder and Borland Developer Studio products. If any of these licenses or other third-party licenses were terminated or were not renewed, or if these third-parties failed to notify us in a timely manner of any new or updated technology, we might not be able to ship such products as planned or provide support for such products, including upgrades. We would then have to seek an alternative to the third-party’s technology and, in some cases, an alternative may not exist. This could result in delays in releasing and/or shipping our products, increased costs by having to secure unfavorable royalty arrangements or reduced functionality of our products, which in turn could adversely affect our business, results of operations and financial condition.

Failure to effectively manage our international operations could harm our results.

A substantial portion of our revenues are generated from international sales. In addition, a significant portion of our operations consist of activities outside the United States. We now have research and development facilities in several domestic and international locations, and we currently have a direct sales force in approximately twenty countries around the world. We have a complicated corporate structure, and historically have had geographically dispersed operational controls. In particular, we rely on personnel in our international locations to properly account for and manage our international operations, which introduce inherent difficulties in management and control. Given this, we have and may continue to experience difficulty in efficiently and effectively managing our dispersed and complicated organization. As a result, our results of operations may suffer. In addition, we are subject to other risks inherent in doing business internationally, including:

•	fluctuations in foreign currency exchange rates;

•	the difficulty of staffing and managing an organization spread over various countries and continents;

•	potentially reduced or less certain protection for intellectual property rights than is available under the laws of the United States;

•	longer payment cycles in some countries and greater difficulty in collecting accounts receivable;

•	restrictions on the expatriation of currency;

•	foreign taxes, export restrictions, tariffs, duties and other trade barriers;

•	changes in regulatory requirements and resulting costs;

•	differing cultures and business practices not consistent with our regulatory obligations in the United States;

•	compliance with various conflicting laws and regulations, including employment laws, and resulting costs; and

•	war, threats of war, terrorist activity or political or economic instability in certain parts of the world.

One or more of these risks could harm our future research operations and international sales. If we are unable to manage these risks of doing business internationally, our business, results of operations and financial condition could suffer.

Bundling arrangements or product give-aways by our competitors, including available, cost-free development technologies, may diminish demand for our products or pressure us to reduce our prices.

Some of our competitors, particularly those that are primarily hardware vendors or platform providers, generate a substantially greater proportion of their sales in markets in which we do not directly compete. We believe a number of these competitors view sales of software application lifecycle technologies as important to enhancing the functionality and demand for their core products. As a result, these companies often bundle software products that compete with our offerings, with products such as application servers, work stations, personal computers, operating systems databases and information technology services. When competitors do so, the effective price for their software products that compete with our software development platform/solutions are often heavily discounted or offered at no charge. This has required us to reduce the price of our products and related services in certain circumstances, sometimes to no avail. Similarly, industry alliances and arrangements exist or may be formed in the future under which our competitors ally with companies in markets in which we do not compete to bundle products. These arrangements may also result in lower effective prices for our competitors’ products than for our products, putting pressure on our business and diminishing our competitive position.

Our future success depends upon enhancing existing relationships and establishing new technology alliances.

The market for enterprise software application development and deployment solutions is broad, and our products and solutions must integrate with a wide variety of technologies. To be successful, we must continue to establish and enhance strategic alliances with a wide variety of companies in the software development ecosystem.

Many of these companies have competitive products or have stated a desire to move broadly into the software development lifecycle space. In addition, many of these companies are competitive with one another and approach partnering with us cautiously. This has made it difficult in some cases to establish or enhance desired relationships or achieve intended objectives. We currently have a number of important strategic alliances and technology relationships with industry leaders. Where we have established working relationships, our allies may choose to terminate their arrangements with us where no binding contractual arrangements exist. The failure to develop or maintain our strategic alliances and technology relationships or our allies’ decision to opt out of their arrangements with us may impede our ability to introduce new products or enter new markets, and consequently harm our business, results of operations and financial condition.

Our products may contain unknown defects that could result in a loss of revenues, decreased market acceptance, injury to our reputation and product liability claims.

Software products occasionally contain errors or defects, especially when they are first introduced or when new versions are released. We cannot be certain that our products are currently or will be completely free of defects and errors. We could lose revenue as a result of product defects or errors, including defects contained in third-party products that enable our products to work. In addition, the discovery of a defect or error in a new version or product may result in the following consequences, among others:

•	delayed shipping of the product;

•	delay in or failure to ever achieve market acceptance;

•	diversion of development resources;

•	damage to our reputation;

•	product liability claims; and

•	increased service and warranty costs.

As we transition from selling individual IDE products towards selling enterprise-wide solutions, we also expect our products to become more critical to our customers. Thus, a defect or error in our products could result in a significant disruption to our customers’ businesses. In addition, as we transition to selling larger, more complex solutions, there is also the risk that our current products will not prove scalable without substantial effort. In addition, there could be a market perception that our products are too complex. If we are unable to develop products that are free of defects or errors or if our products are not able to scale across an enterprise or are perceived to be too complex to scale across an enterprise, our business, results of operations and financial condition could be harmed.

Third-party claims of intellectual property infringement may subject us to costly litigation or settlement terms or limit the sales of our products.

From time to time, we receive notices claiming that we have infringed a third-party’s patent or other intellectual property right. We expect that software products in general will increasingly be subject to these claims as the number of products and competitors increase, the functionality of products overlap and as the patenting of software functionality becomes more widespread. Further, the receipt of a notice alleging infringement may require in some situations a costly opinion of counsel be obtained to prevent an allegation of intentional infringement. Regardless of its merits, responding to any claim can be time consuming and costly and divert the efforts of our technical and management personnel. In the event of a successful claim against us, we may be required to pay significant monetary damages, including treble damages if we are held to have willfully infringed, discontinue the use and sale of the infringing products, expend significant resources to develop non-infringing technology and/or enter into royalty and licensing agreements that might not be offered or be available on acceptable terms. If a successful claim was made against us and we failed to commercially develop or license a substitute technology, our business, results of operations and financial condition could be harmed. In addition, we may not have insurance coverage for these types of claims or our insurance coverage for these types of claims may not be adequate.

If we are unable to protect our intellectual property, we may lose valuable assets.

As a software company, our intellectual property rights are among our most valuable assets. We rely on a combination of patent, copyright, trademark, trade secrets, confidentiality agreements and other contractual arrangements and other methods to protect our intellectual property rights, but these measures may provide only limited protection. The protective steps we have taken may be inadequate to deter misappropriations of our intellectual property rights. In addition, it may be possible for an unauthorized third-party to reverse-engineer or decompile our software products. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights, particularly in certain international markets, making misappropriation of our intellectual property more likely. Litigation may be necessary to protect our intellectual property rights, and such litigation can be time consuming and expensive.

Our rights plan and our ability to issue additional preferred stock could harm the rights of our common stockholders.

In October 2001, we adopted our stockholder rights plan and currently each share of our outstanding common stock is associated with one right. Each right entitles the registered stockholder to purchase 1/1,000 of a share of our Series D Junior Participating Preferred Stock at an exercise price of $80.00.

The rights only become exercisable in certain limited circumstances following the tenth day after a person or group announces acquisition of or tender offers for 15% or more of our common stock. For a limited period of time following the announcement of any such acquisition or offer, the rights are redeemable by us at a price of $0.01 per right. If the rights are not redeemed, each right will then entitle the holder to purchase common stock having the value of twice the then-current exercise price. For a limited period of time after the exercisability of the rights, each right, at the discretion of our board of directors, may be exchanged for either 1/1,000 share of Series D Junior Participating Preferred Stock or one share of common stock. The rights expire on December 19, 2011.

Pursuant to our restated certificate of incorporation, our board of directors has the authority to issue up to 850,000 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock.

The issuance of Series D Junior Participating Preferred Stock or any preferred stock subsequently issued by our board of directors, under some circumstances, could have the effect of delaying, deferring or preventing a change in control. For example, an issuance of shares of our preferred stock could:

•	adversely affect the voting power of the stockholders of our common stock;

•	make it more difficult for a third party to gain control of us;

•	discourage bids for our common stock at a premium;

•	limit or eliminate any payments the stockholders of our common stock could expect to receive upon our liquidation; or

•	otherwise adversely affect the market price of our common stock.

Specifically, some provisions may deter tender offers for shares of common stock, which may be attractive to stockholders, or deter purchases of large blocks of common stock, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock over the then-prevailing market prices.

Provisions of our certificate of incorporation and bylaws might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that our stockholders may deem advantageous. These provisions:

•	authorize the issuance of “blank check” preferred stock by our board that could increase the number of outstanding shares and discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that our board is expressly authorized to amend our bylaws, or enact such other bylaws as in their judgment may be advisable; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, certain of our named executive officers and certain other executives have entered into change of control severance agreements, which were approved by our compensation committee. These agreements would likely increase the costs that an acquiror would face in purchasing us and may thereby act to discourage such a purchase.

Our debt obligations expose us to risks that could adversely affect our business, operating results and financial condition.

In February 2007, we issued the notes in the aggregate principal amount of $200,000,000. The level of our indebtedness, among other things, could:

•	require us to dedicate a portion of our expected cash flow or our existing cash to service our indebtedness, which would reduce the amount of our cash available for other purposes, including working capital, capital expenditures and research and development expenditures;

•	make it difficult for us to incur additional debt or obtain any necessary financing in the future for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our business;

•	limit our ability to sell ourselves or engage in other strategic transactions;

•	make us more vulnerable in the event of a downturn in our business; or

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have greater access to capital resources.

If we experience a decline in revenue due to any of the factors described in this section entitled “Risk Factors,” or otherwise, we could have difficulty paying amounts due on our indebtedness. Although the notes mature in 2012, the holders of the convertible senior notes may require us to repurchase their notes prior to maturity under certain circumstances, including specified fundamental changes such as the sale of a majority of the voting power of the company. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of the convertible senior notes, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under any other indebtedness that we may have outstanding at such time. Any default under our indebtedness could have a material adverse effect on our business, operating results and financial condition.

Conversion of the Notes will dilute the ownership interests of existing stockholders.

The terms of the notes permit the holders to convert the notes into shares of our common stock. The notes are convertible into our common stock initially at a conversion price of $6.38 per share, which would result in an aggregate of approximately 31.4 million shares of our common stock being issued upon conversion, subject to adjustment upon the occurrence of specified events, provided that the total number of shares of common stock issuable upon conversion, as may be adjusted for fundamental changes or otherwise, may not exceed approximately 39.2 million shares. The conversion of some or all of the notes will dilute the ownership interest of our existing stockholders. Any sales in the public market of the common stock issuable upon conversion could adversely affect prevailing market prices of our common stock.

Each $1,000 of principal of the notes is initially convertible into 156.8627 shares of our common stock, subject to adjustment upon the occurrence of specified events. However we may seek to obtain stockholder approval to settle conversions of the notes in cash and shares of common stock, which approval would require the vote of a majority of shares of our common stock at a stockholder meeting duly called and convened in accordance with our organizational documents, applicable law and the rules of the Nasdaq Global Market.

In addition, holders may convert their notes prior to maturity if: (1) the price of our common stock reaches $8.29 during specific periods of time, (2) specified corporate transactions occur or (3) the trading price of the notes falls below a certain threshold. As a result, although the convertible senior notes mature in 2012, the holders may require us to convert the notes prior to maturity. As of the date this prospectus, none of the conditions allowing holders of the notes to convert had occurred.

Under the terms of the notes, events that we do not control may trigger conversion rights that, if exercised, may have an adverse effect on our liquidity.

Holders of our notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change of Borland, including some types of change of control transactions. We may not have sufficient funds to repurchase the notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. In addition, upon conversion of the notes, if we have received approval from our stockholders to settle conversions of the notes in cash and shares of our common stock, we will be required to make cash payments to the holders of the notes equal to the lesser of the principal amount of the notes being converted and the conversion value of those notes. Such payments could be significant, and we may not have sufficient funds to make them at such time. Our failure to repurchase the notes or pay cash in respect of conversions when required would result in an event of default.

Changes in generally accepted accounting principles may adversely affect us.

In July 2007, the Financial Accounting Standards Board (“FASB”) voted to issue a draft FASB Staff Position (“FSP 14a”) to change the accounting treatment for convertible debt instruments that require or permit partial cash settlement upon conversion. The proposed accounting change would require issuers to separate the debt instruments into two components: a non-convertible bond and a conversion option. The separation of the conversion option would create an original issue discount in the bond component which would be amortized as interest expense over the term of the instrument, resulting in an increase to our reported interest expense. If the FSP is approved and requires adoption to existing convertible debt instruments, we would recognize incremental interest expense on our notes which would negatively impact our diluted earnings per share.

Risks Related to the Notes

We may incur substantially more debt or take other actions which may affect our ability to satisfy our obligations under the notes.

We will not be restricted under the terms of the notes or the indenture from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due, and require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures. In addition, we are not restricted from repurchasing common stock by the terms of the notes.

We rely on certain of our subsidiaries as sources of cash and your right to receive payments on these notes is effectively subordinated to all existing and future liabilities of our subsidiaries and to all of our existing and future secured debt.

We conduct a considerable portion of our operations through our subsidiaries. Dividends and advances from our subsidiaries are significant sources of cash for us. The amount of dividends available to us from our subsidiaries depends largely upon each subsidiary’s earnings and operating capital requirements. The terms of some of our subsidiaries’ future borrowing arrangements may limit the transfer of funds to us. In addition, the ability of our subsidiaries to make any payments to us will depend on their business and tax considerations and legal restrictions.

None of our subsidiaries will guarantee our obligations under, or have any obligation to pay any amounts due on, the notes. As a result, the notes will be effectively subordinated to all liabilities of our subsidiaries. Our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon their liquidation or recapitalization will generally be subject to the prior claims of those subsidiaries’ creditors. As of September 30, 2007, our subsidiaries had approximately $0.4 million of total non-current liabilities outstanding (excluding intercompany liabilities).

In addition, the notes will not be secured by any of our assets or those of our subsidiaries. As a result, the notes will be effectively subordinated to any secured debt we may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, holders of our secured debt may assert rights against any assets securing such debt in order to receive full payment of their debt before those assets may be used to pay the holders of the notes. In such an event, we may not have sufficient assets remaining to pay amounts due on any or all of the notes.

We may not have the ability to repurchase the notes in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of notes, as required by the indenture governing the notes.

Holders of the notes will have the right to require us to repurchase the notes upon the occurrence of a fundamental change as described under “Description of the Notes.” We may not have sufficient funds to repurchase the notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. In addition, upon conversion of the notes, if we have received approval from our stockholders to settle conversions of the notes in cash and shares of our common stock, we will be required to make cash payments to the holders of the notes equal to the lesser of the principal amount of the notes being converted and the conversion value of those notes as described under “Description of the Notes — Conversion rights.” Such payments could be significant, and we may not have sufficient funds to make them at such time.

A fundamental change may also constitute an event of default under, or result in the acceleration of the maturity of, our then-existing indebtedness. Our ability to repurchase the notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the notes or pay cash in respect of conversions when required would result in an event of default with respect to the notes.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you will have the right to require us to repurchase the notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, any leveraged recapitalization, refinancing, restructuring, or acquisition initiated by us will generally not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, holders of the notes will not have the right to require us to repurchase the notes, even though any of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

Restricted convertibility of the notes could result in your receiving less than the value of our common stock into which a note would otherwise be convertible.

The notes are convertible only if specified conditions are met. If the relevant conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock and cash, if any, into which the notes would otherwise be convertible.

If our stockholders approve the settlement of the notes in cash and shares of our common stock, upon conversion of the notes, we will pay a settlement amount that is based upon a specified observation period, and you may receive less proceeds than expected.

We will initially settle conversions of the notes by delivering a number of shares of our common stock equal to the conversion rate for each $1,000 principal amount of the notes. However, if our stockholders approve the settlement of conversions of the notes in cash and shares of our common stock, we will settle conversions subsequent to the date of such approval by paying cash and shares of our common stock, if any, based on a settlement amount calculated on a proportionate basis for each day of a 40 trading day observation period. Accordingly, upon conversion of a note, holders may receive less proceeds than expected because the value of our common stock may decline (or not appreciate as much as you may expect) between the conversion date and the day the settlement amount of your notes is determined. In addition, because of the 40 trading day observation period, settlement generally will be delayed until at least the 43rd trading day following the related conversion date. See “Description of the Notes.”

Our failure to convert the notes into shares of or common stock, cash or a combination thereof upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes will be subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of the Notes.”

However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

The adjustment to the conversion rate for notes converted in connection with certain fundamental changes may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a fundamental change occurs, under certain circumstances we will increase the conversion rate by a number of additional shares of our common stock for notes converted during the 30 business days prior to the anticipated effective date of such fundamental change. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of the Notes — Conversion rights — Adjustments to shares delivered upon conversion upon certain fundamental changes.” The adjustment to the conversion rate for notes converted in connection with a fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $19.00 per share or less than $5.10 (in each case, subject to adjustment), no adjustment will be made to the conversion rate. In addition, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 196.0784 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes — Conversion rights — Conversion rate adjustments.”

Our obligation to increase the conversion rate in connection with any such fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock could be harmed.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock, other than extraordinary dividends that our board of directors designates as payable to the holders of the notes), but if you subsequently convert your notes into common stock, you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, to a limited extent, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers or rights of our common stock that result from such amendment.

Our stock price has been volatile historically and may continue to be volatile. The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the shares of our common stock issuable upon conversion of the notes when desired or at attractive prices.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. Since January 1, 2006, the closing sale price of our common stock on The Nasdaq Global Market ranged from $2.41 to $6.77 per share, and the closing sale price on February 1, 2008 was $2.51 per share. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to us, and new reports relating to trends in our markets or general economic conditions.

In addition, the stock market in general, and prices for companies in our industry, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Because the notes are convertible into shares of our common stock, volatility or depressed prices of our common stock could have a similar effect on the trading price of our notes. Holders who receive common stock upon conversion also will be subject to the risk of volatility and depressed prices of our common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock.

Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees.

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of the notes.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets could depress the market price of the notes, our common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock or the value of the notes. The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity which we expect to occur involving our common stock. This hedging or arbitrage could, in turn, affect the market price of the notes.

We may not be able to refinance the notes if required or if we so desire.

We may need or desire to refinance all or a portion of the notes or any other future indebtedness that we incur on or before the maturity of the notes. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

The receipt of common stock from a designated financial institution in an exchange in lieu of conversion will be a taxable event for U.S. federal income tax purposes.

As described above under “Description of the Notes — Conversion rights — Conversion procedures,” if a holder surrenders notes for conversion, we may direct such notes to be offered to a designated financial institution. If the designated financial institution accepts the notes and delivers common stock and cash for any fractional shares in exchange for the notes, such an exchange in lieu of conversion will be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment in certain circumstances, including the payment of certain cash dividends. If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in our Company could be treated as a deemed taxable dividend to you.

If certain types of fundamental changes occur on or prior to the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the fundamental change. Such increase may also be treated as a distribution subject to U.S. federal income tax as a dividend. See “Certain U.S. Federal Income Tax Considerations.”

If you are a non-U.S. holder (as defined in “Certain U.S. Federal Income Tax Considerations’’), any deemed dividend would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments. See “Certain U.S. Federal Income Tax Considerations.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the last five years and the nine months ended September 30, 2007:

	Fiscal Year Ended December 31
									Nine Months Ending
	2002	2003		2004	2005		2006		September 30, 2007

Ratio of earnings to fixed charges	20.1	(A	)	11.1	(A	)	(A	)	(A	)

The ratio of earnings to fixed charges is computed by dividing earnings (earnings from continuing operations before taxes adjusted for fixed charges from continuing operations) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense for all facilities and equipment.

(A) Due to registrant’s losses in the fiscal years ended December 31, 2003, 2005, 2006 and for the nine months ending September 30, 2007, the ratio coverage was less than 1:1. The registrant must generate additional earnings of (amounts in thousands): $36,573, $25,448, $49,431 and $17,525 for the fiscal years ended December 31, 2003, 2005, 2006 and for the nine months ended September 30, 2007 respectively, to achieve a coverage ratio of 1:1.

FORWARD-LOOKING STATEMENTS

All statements in this prospectus and the documents incorporated by reference herein that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such statements involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. The statements contained in this prospectus and the documents we incorporate by reference that are not purely historical, including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future, are forward-looking statements. Examples of forward-looking statements in this prospectus and documents we incorporate by reference include statements regarding future revenues, composition of revenues, revenue recognition, cash flows, earnings, margins, costs, expenses, strategy, research and development, customer service and relationships, demand for our products, market and technological trends in the software industry, licenses, developments in technology, product quality, competition, sales, cash resources, utilization of cash resources, personnel, expectations regarding restructuring actions, expectations regarding previous and future acquisitions, expectations regarding CodeGear, interest rates, foreign currency exchange rates and various economic and business trends. In this prospectus and the documents we incorporate by reference, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “will,” “should,” “could,” “would,” “project,” “plan,” “estimate,” “predict,” “potential,” “future,” “continue,” or similar expressions also identify forward-looking statements. These statements are only predictions. We make these forward-looking statements based upon information available on the date hereof, and we have no obligation (and expressly disclaim any such obligation) to update or alter any such forward-looking statements, whether as a result of new information, future events, or otherwise. Our actual results could differ materially from those anticipated in this prospectus and documents this prospectus incorporates by reference as a result of certain factors including, but not limited to, those set forth above in the section entitled “Risk Factors” and elsewhere in this prospectus. You should be aware that the occurrence of any of these risks and uncertainties may cause our actual results to differ materially from those anticipated in our forward-looking statements and have a material adverse effect on our business, results of operations and financial condition. New factors may emerge from time to time, and it may not be possible for us to predict new factors, nor can we assess the potential effect of any new factors on us.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholders of the notes or the shares of our common stock issuable upon conversion of the notes.

DIVIDEND POLICY

We do not currently pay cash dividends. We intend to retain future earnings for use in our business, and therefore, do not anticipate paying cash dividends in the foreseeable future.

DESCRIPTION OF THE NOTES

We issued the notes under an indenture dated as of February 6, 2007 (the “indenture”) between us and U.S. Bank National Association, as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

You may request copies of the indenture from us as described under “Where You Can Find More Information About Us.’’

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes, the indenture and the registration rights agreement, including the definitions of certain terms used in those agreements. We urge you to read these documents because they, and not this description, define your rights as a holder of the notes.

For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Borland Software Corporation and not to its subsidiaries.

General

The notes:

•	are general unsecured, senior obligations;

•	are limited to an aggregate principal amount of $200 million;

•	will mature on February 15, 2012, unless earlier converted or repurchased;

•	were issued in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in certificated form. See “Bookentry, settlement and clearance”; and

•	are eligible for trading on The PORTAL Market.

Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted initially at a conversion rate of 156.8627 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $6.38 per share of common stock). The conversion rate is subject to adjustment if certain events occur. We will initially settle conversions of the notes by delivering a number of shares of our common stock equal to the conversion rate for each $1,000 principal amount of the notes. However, if our stockholders approve the settlement of conversions of the notes in cash and shares of our common stock, we will settle conversions subsequent to the date of such approval by paying cash and shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each trading day of a 40 trading day observation period as described below under “Conversion rights — Payment upon conversion.” You will not receive any separate cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. Other than restrictions described under “Fundamental change permits holders to require us to repurchase notes” and “Consolidation, merger and sale of assets” below and except for the provisions set forth under“Conversion rights — Conversion rate adjustments — Adjustment to shares delivered upon conversion upon certain fundamental changes,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase notes in open market purchases or negotiated transactions without prior notice to holders.

We do not intend to list the notes on a national securities exchange or interdealer quotation system.

Payments on the notes; paying agent and registrar; transfer and exchange

We will pay principal of and interest (including additional interest, if any) on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

We will pay principal of certificated notes at an office or agency designated by us for that purpose. We have initially designated U.S. Bank National Association as our paying agent and registrar and its agency in New York, New York, which initially will be the U.S. Bank Trust National Association, an affiliate of the trustee, as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest (including additional interest, if any), on certificated notes will be payable (i) to holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the U.S., which application shall remain in effect until the holder notifies the registrar to the contrary in writing.

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents, including signature guarantees. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. You may not sell or otherwise transfer notes or common stock issued upon conversion of the notes except in compliance with the provisions set forth below under “Registration rights.” In addition, we are not required to transfer or exchange any note surrendered for conversion.

The registered holder of a note will be treated as the owner of it for all purposes.

Interest

The notes will bear interest at a rate of 2.75% per year. Interest on the notes began accruing on February 6, 2007. Interest will be payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 2007. We will pay additional interest, if any, under the circumstances described under “Registration rights.”

Interest will be paid to the person in whose name a note is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date (other than an interest payment date coinciding with the stated maturity date or earlier required repurchase date upon a fundamental change) of a note falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date or earlier required repurchase date upon a fundamental change would fall on a day that is not a business day, the required payment of interest, if any, and principal (and additional interest, if any), will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date or earlier required repurchase date upon a fundamental change to such next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is closed.

Ranking

The notes our general unsecured obligations and rank senior in right of payment to all future indebtedness that is expressly subordinated in right of payment to the notes. The notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. The notes effectively rank junior to any secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure such secured indebtedness will be available to pay obligations on the notes only after all indebtedness under such secured indebtedness has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

As of September 30, 2007, our total consolidated indebtedness was $227,997,938.

The notes are structurally subordinated to all liabilities of our subsidiaries. At September 30, 2007, our subsidiaries had approximately $0.4 million of total non-current liabilities outstanding (excluding intercompany liabilities). The ability of our subsidiaries to pay dividends and make other payments to us is also restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become party. See “Risk Factors — We rely on certain of our subsidiaries as sources of cash and your right to receive payments on these notes is effectively subordinated to all existing and future liabilities of our subsidiaries and to all of our existing and future secured debt.”

Optional redemption

We may not redeem any of the notes at our option prior to maturity. No sinking fund is provided for the notes.

Conversion rights

General

Prior to November 15, 2011, the notes will be convertible only upon satisfaction of one or more of the conditions described under the headings “— Conversion upon satisfaction of sale price condition,” “Conversion upon satisfaction of trading price condition” and “— Conversion upon specified corporate transactions.” On or after November 15, 2011, holders may convert their notes at the applicable conversion rate at any time prior to the close of business on the business day immediately preceding the maturity date. The initial conversion rate will be 156.8627 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $6.38 per share of common stock), and will be subject to adjustment as provided below. We will initially settle conversions of the notes by delivering a number of shares of our common stock equal to the conversion rate for each $1,000 principal amount of the notes. However, if our stockholders approve the settlement of conversions of the notes in cash and shares of our common stock, we will settle conversions subsequent to the date of such approval by paying cash and shares of our common stock, if any, based on a daily conversion value (as defined below) calculated on a proportionate basis for each trading day of the 40 trading day observation period (as defined below), all as set forth below under “Payment upon conversion.” The trustee will initially act as the conversion agent.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

If a holder of notes has submitted notes for repurchase upon a fundamental change, the holder may convert those notes only if that holder withdraws the repurchase election made by that holder.

Upon conversion, you will not receive any separate cash payment for accrued and unpaid interest and additional interest, if any, unless such conversion occurs between a regular record date and the interest payment date to which it relates and you were the holder of record on such record date. We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the daily VWAP (as defined below) of our common stock on the last day of the observation period (as defined below). Our delivery to you of the full number of shares of our common stock, cash or a combination of cash and shares of our common stock, as applicable, together with any cash payment for any fractional share, into which a note is convertible, will be deemed to satisfy in full our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a fundamental change repurchase date that is after a record date and on or prior to the third trading day after the corresponding interest payment date;

•	in respect of any conversion that occurs after the record date for the interest payment due on February 15, 2012; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 196.0784 per $1,000 principal amount of notes, whether as a result of an increase in the conversion rate in connection with a fundamental change or otherwise, subject in each case to adjustment in the same manner as the conversion rate as set forth under “Conversion rate adjustments.”

Prior to November 15, 2011, holders may surrender their notes for conversion only under the following circumstances:

Conversion upon satisfaction of sale price condition

A holder may surrender all or a portion of its notes for conversion during any fiscal quarter (and only during such fiscal quarter) commencing after March 31, 2007, if the last reported sale price of the common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on such last trading day.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is listed for trading The “last reported sale price” will be determined without reference to after-hours or extended market trading. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

For purposes of the foregoing and the immediately following contingent conversion provisions, “trading day” means a day during which (i) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading, (ii) there is no market disruption event and (iii) a last reported sale price is available on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading. If our common stock (or other security for which a last reported sale price must be determined) is not so listed or admitted for trading, “trading day” means a business day.

“Market disruption event” means, if our common stock is listed on a U.S. national or regional securities exchange, the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any trading day for our common stock of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

Conversion upon satisfaction of trading price condition

A holder of notes may surrender its notes for conversion during the five business day period after any ten consecutive trading day period (the “measurement period”) in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the bid solicitation agent for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that, if three such bids cannot reasonably be obtained by the bid solicitation agent but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not instruct the bid solicitation agent to obtain bids when required, the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price on each day that we fail to do so.

In connection with any conversion upon satisfaction of the above trading price condition, the bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested such determination; and we will have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we will instruct the bid solicitation agent to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and applicable conversion rate.

Conversion upon specified corporate transactions

Certain distributions

If we elect to:

•	issue to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the average of the last reported sale prices of a share of our common stock for the 10 consecutive trading day period ending on the trading day preceding the announcement of such issuance; or

•	distribute to all or substantially all holders of our common stock assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as determined by our board of directors in good faith, exceeding 10% of the last reported sale price of our common stock on the trading day preceding the declaration date for such distribution,

we must notify the holders of the notes at least 20 scheduled trading days prior to the “ex date” for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the ex date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time. The “ex date” means the first date on which shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question.

Certain corporate events

If we are party to a transaction described in clause (2) of the definition of fundamental change (without giving effect to the exception regarding publicly traded securities contained in the paragraph immediately following that definition), we must notify holders of the notes at least 20 scheduled trading days prior to the anticipated effective date for such transaction. Once we have given such notice, holders may surrender their notes for conversion at any time until 20 calendar days after the actual effective date of such transaction. In addition, holders may surrender all or a portion of their notes for conversion if a fundamental change of the type described in clauses (1) or (5) of the definition of fundamental change occurs. In such event, holders may surrender notes for conversion at any time beginning on the actual effective date of such fundamental change until and including the date that is 20 calendar days after the actual effective date of such transaction or, if later, until the repurchase date corresponding to such fundamental change.

Conversion procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note. If required, you must also pay funds equal to the interest (including additional interest, if any) payable on the next interest payment date and all transfer or similar taxes that may be applicable to such conversion.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to the interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

When a holder surrenders notes for conversion, we may direct the conversion agent to surrender such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for such notes, the number of shares of our common stock and/or cash that the holder of those notes is entitled to receive upon conversion. We may, but will not be obligated to, enter into a separate agreement with the designated institution that would compensate it for any such transaction. If the designated institution accepts any such notes, it will deliver the appropriate number of shares of common stock and/or cash to the conversion agent and the conversion agent will deliver those shares and/or cash to the holder. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, convert the notes into shares of common stock and/or cash as described below under “Payment upon conversion.” Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. Delivery to the holder of such common stock and/or cash will be deemed to satisfy our obligation to pay the principal amount and accrued and unpaid interest, including additional interest, if any, to, but not including, the conversion date, regardless of whether such delivery is made by us or by the designated institution.

If a holder has already delivered a repurchase notice as described under “Fundamental change permits holders to require us to repurchase notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the repurchase notice in accordance with the indenture.

Payment upon conversion

We will initially settle conversions of the notes by delivering a number of shares of our common stock equal to the conversion rate for each $1,000 principal amount of the notes.

However, we may seek to obtain stockholder approval to settle conversions of the notes in cash and shares of our common stock, which approval would require the vote of a majority of shares of our common stock at a stockholder meeting duly called and convened in accordance with our organizational documents, applicable law and the rules of The Nasdaq Stock Market. If we obtain such approval, we will settle conversions subsequent to the date of such approval by delivering to holders in respect of each $1,000 principal amount of notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 40 trading days during the observation period, as provided below.

“Daily settlement amount,” for each of the 40 trading days during the observation period, shall consist of:

•	cash equal to the lesser of $25 and the daily conversion value; and

•	to the extent the daily conversion value exceeds $25, a number of shares equal to (i) the difference between the daily conversion value and $25, divided by (ii) the daily VWAP for such day.

“Daily conversion value” means, for each of the 40 consecutive trading days during the observation period, 2.5% of the product of (i) the applicable conversion rate and (ii) the daily VWAP of our common stock on such day.

“Daily VWAP” means, for each of the 40 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “BORL.UQ <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us).

“Observation period” with respect to any note means the 40 consecutive trading day period beginning on and including the second trading day after the related conversion date, except that with respect to any conversion date occurring during the period beginning on November 15, 2011, and ending at 5:00 p.m. (New York City time) on the second scheduled trading day prior to maturity, “observation period” means the first 40 trading days beginning on and including the 42nd scheduled trading day prior to maturity.

For the purposes of determining payment upon conversion, “trading day” means a day during which (i) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading and (ii) there is no market disruption event.

“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading.

We will deliver the settlement amount to converting holders on the third business day immediately following the last day of the observation period.

We will deliver cash in lieu of any fractional share of common stock issuable in connection with payment of the settlement amount (based on the daily VWAP for the final trading day of the applicable observation period).

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

OS’
CR’	≠	CR0
OS0

where,

CR0 = the conversion rate in effect immediately prior to the ex date of such dividend or distribution, or the effective date of such share split or combination, as applicable;

CR’ = the conversion rate in effect immediately after such ex date or effective date;

OS0 = the number of shares of our common stock outstanding immediately prior to such ex date or effective date; and

OS’ = the number of shares of our common stock outstanding immediately after such ex date or effective date.

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the 10 consecutive trading day period ending on the business day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

OS0 + X
CR’	≠	CR0
OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the ex date for such issuance;

CR’ = the conversion rate in effect immediately after such ex date;

OS0 = the number of shares of our common stock outstanding immediately after such ex date;

X = the total number of shares of our common stock issuable pursuant to such rights; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the business day immediately preceding the date of announcement of the issuance of such rights.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above; and

•	dividends or distributions paid exclusively in cash;

then the conversion rate will be adjusted based on the following formula:

SP0
CR’	≠	CR0
SP0 – FMV

where,

CR0 = the conversion rate in effect immediately prior to the ex date for such distribution;

CR’ = the conversion rate in effect immediately after such ex date;

SP0 = the average of the last reported sale prices of our common stock over the 10 consecutive trading day period ending on the trading day immediately preceding the ex date for such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the ex date for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock or shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the effective date of the spin-off will be increased based on the following formula:

FMV0 + MP0
CR’	≠	CR0
MP0

where,

CR0 = the conversion rate in effect immediately prior to the effective date of the adjustment;

CR’ = the conversion rate in effect immediately after the effective date of the adjustment;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading day period after the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our common stock over the first 10 consecutive trading day period after the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off.

(4) If any cash dividend or distribution is made to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

SP0
CR’	≠	CR0
SP0 – C

where,

CR0 = the conversion rate in effect immediately prior to the ex date for such distribution;

CR’ = the conversion rate in effect immediately after the ex date for such distribution;

SP0 = the last reported sale price of our common stock on the trading day immediately preceding the ex date for such distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

AC + (SP’ x OS’)
CR’	≠	CR0
OS0 x SP’

where,

CR0 = the conversion rate in effect immediately prior to the effective date of the adjustment

CR’ = the conversion rate in effect immediately after the effective date of the adjustment;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires; and

SP’ = the average of the last reported sale prices of our common stock over the 10 consecutive trading day period commencing on the trading day next succeeding the date such tender or exchange offer expires.

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the trading day next succeeding the date such tender or exchange offer expires.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

If application of the foregoing formulas would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made (other than as a result of a stock split).

We are permitted, to the extent permitted by law and subject to the applicable rules of The Nasdaq Stock Market (if we are then listed on The Nasdaq Stock Market), to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Certain U.S. Federal Income Tax Considerations.”

We currently have a preferred stock rights plan. To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan, program or agreement of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest and additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. Except as described above in this section, we will not adjust the conversion rate.

Recapitalizations, reclassifications and changes of our common stock

In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to a third party of our and our subsidiaries’ consolidated assets substantially as an entirety, or any statutory share exchange, in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. However, at and after the effective time of the transaction, any amount otherwise payable in cash upon conversion of the notes will continue to be payable in cash, and the daily conversion value will be calculated based on the value of the reference property. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

Adjustments of average prices

Whenever any provision of the indenture requires us to calculate an average of last reported prices or daily VWAP over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex date of the event occurs, at any time during the period from which the average is to be calculated.

Adjustment to shares delivered upon conversion upon certain fundamental changes

If you elect to convert your notes in connection with a transaction of the type described in clause (1), (2), (4) or (5) of the definition of fundamental change (as defined under “Fundamental change permits holders to require us to repurchase notes”), the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. Any conversion occurring at a time when the notes would be convertible in light of the expected or actual occurrence of a fundamental change will be deemed to have occurred in connection with such fundamental change, notwithstanding the fact that a note may then also be convertible because another condition to conversion has been satisfied.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the fundamental change. If the fundamental change is a transaction described in clause (2) of the definition thereof, and holders of our common stock receive only cash in that fundamental change, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices of our common stock over the five trading day period ending on the trading day preceding the effective date of the fundamental change.

The stock prices set forth in the first row of the table below (i.e., the column headings) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “Conversion rate adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

Effective	Stock Price
Date	$5.10	$6.00	$7.00	$8.00	$9.00	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	$18.00	$19.00

2/6/2007	39.2157	28.2319	20.2750	15.2191	11.8469	9.5011	7.8076	6.5445	5.5749	4.8110	4.1957	3.6904	3.2681	2.9100	2.6026
2/15/2008	39.2157	26.7971	18.5205	13.4360	10.1643	7.9687	6.4369	5.3295	4.5021	3.8651	3.3614	2.9534	2.6160	2.3319	2.0890
2/15/2009	39.2157	24.8403	16.1500	11.0644	7.9667	6.0036	4.7090	3.8207	3.1868	2.7170	2.3564	2.0705	1.8375	1.6429	1.4771
2/15/2010	39.2157	22.2086	12.9437	7.9216	5.1388	3.5529	2.6164	2.0389	1.6641	1.4068	1.2197	1.0764	0.9614	0.8658	0.7840
2/15/2011	39.2157	18.1379	8.0140	3.3531	1.3104	0.4636	0.1466	0.0525	0.0326	0.0272	0.0235	0.0204	0.0177	0.0152	0.0130
2/15/2012	39.2157	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates relating to a fundamental change may not be set forth in the table above, in which case:

•	if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $19.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	if the stock price is less than $5.10 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 196.0784 per $1,000 principal amount of notes, whether as a result of an increase in the conversion rate in connection with a fundamental change or otherwise, subject in each case to adjustment in the same manner as the conversion rate as set forth under “Conversion rate adjustments.”

The requirement that we increase the conversion rate by the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Fundamental change permits holders to require us to repurchase notes

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to repurchase any or all of your notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, including additional interest, to but excluding the fundamental change repurchase date (unless the fundamental change repurchase date is between a regular record date and the interest payment date to which it relates, in which case we will pay accrued and unpaid interest to the holder of record on such regular record date). The fundamental change repurchase date will be a business day specified by us that is not less than 20 nor more than 35 calendar days following the date of our fundamental change notice as described below. Any notes repurchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans becomes the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of our common equity;

(2) consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our common equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of common equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such event shall not be a fundamental change;

(3) continuing directors cease to constitute at least a majority of our board of directors;

(4) our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(5) our common stock (or other common stock or ADRs into which the notes are then convertible) ceases to be listed on a U.S. national securities exchange or quoted on an established automated over-the-counter trading market in the U.S.

A fundamental change as a result of clause (2) above will not be deemed to have occurred, however, if (i) 90% of the consideration received or to be received by our common stockholders, excluding cash payments for fractional shares and cash payments in respect of dissenters’ or appraisal rights, in connection with the transaction or transactions otherwise constituting the fundamental change consists of shares of common stock or ADRs traded on a U.S. national securities exchange or quoted on an established automated over-the-counter trading market in the U.S. or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares and cash payments in respect of dissenters’ or appraisal rights or (ii) with respect to any disposition of all or substantially all of our IDE products and the assets directly related to the IDE business, currently operated as our CodeGear division, provided that for the two full fiscal quarters immediately preceding the closing of such disposition, the revenues of such business represented not more than 30% of our total revenues during each such period.

“Continuing director” means a director who either was a member of our board of directors on the date of this prospectus or who becomes a member of our board of directors subsequent to that date and whose election, appointment or nomination for election by our stockholders, is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as nominee for director.

On or before the 20th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the events causing the fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	if applicable, the applicable conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change repurchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the repurchase right, you must deliver, on or before the business day immediately preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

We will be required to repurchase the notes on the fundamental change repurchase date, subject to extension to comply with applicable law. You will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price and previously accrued and unpaid interest (including any additional interest) upon delivery or transfer of the notes).

The repurchase rights of the holders could discourage a potential acquiror of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then-existing borrowing arrangements or otherwise. See “Risk Factors” under the caption “We may not have the ability to raise the funds necessary to settle conversion of the notes or to repurchase the notes upon a fundamental change repurchase date, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the notes.” If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

We will not be required to make an offer to purchase the notes upon a fundamental change if a third party makes the offer in the manner, at the times, and otherwise in compliance with the requirements set forth in the indenture applicable to an offer by us to purchase the notes upon a fundamental change and such third party purchases all notes validly tendered and not withdrawn upon such offer.

Consolidation, merger and sale of assets

The indenture provides that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person (if not us) is a person organized and existing under the laws of the U.S. of America, any State thereof or the District of Columbia, or is a corporation, limited liability company, partnership or trust organized and existing under the laws of a jurisdiction outside the U.S.; provided, however, in the case of a transaction where the resulting, surviving or transferee person is organized under the laws of a foreign jurisdiction, we may not consummate the transaction unless (A) such person has common stock or ADRs representing such common stock traded on the NYSE or another national or regional securities exchange in the U.S.; (B) such person has a worldwide total market capitalization of its equity securities (before giving effect to such consolidation, merger or disposition) of at least $1 billion; (C) such person has consented to service of process in the U.S.; (D) we have made provision for the satisfaction of such person’s obligations to repurchase the notes following a fundamental change, if any; and (E) we have obtained opinions of tax counsel experienced in such matters to the effect that (1) under the then-existing U.S. federal tax laws, there would be no adverse tax consequences to holders resulting from such transaction and (2) under the then-existing laws of any relevant foreign jurisdictions, there would be no adverse tax consequences to holders resulting from such transaction (including in each case from holding or disposing of the notes or the common stock after such transaction), (ii) such entity (if not us) expressly assumes by supplemental indenture all of our obligations under the notes, the indenture and, to the extent then still operative, the registration rights agreement; and (iii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, the Company under the indenture. Notwithstanding the foregoing, the Company may, at its option and in lieu of obtaining the opinions of tax counsel referred to in clause (i)(E)(2) of the preceding sentence, indemnify and hold harmless the holders of the notes from all adverse tax consequences to such holders under the then-existing laws of any relevant foreign jurisdictions resulting from such transaction (including from holding or disposing of the notes or the common stock after such transaction).

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the notes of such holder as described above.

Events of default

Each of the following is an event of default:

(1) default in any payment of interest (including additional interest, if any) on any note when due and payable and such default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

(3) our failure to comply with our obligation to convert the notes in accordance with the indenture upon exercise of a holder’s conversion right and such default continues for a period of 5 days;

(4) our failure to give notice of a fundamental change as described under “Fundamental change permits holders to require us to repurchase notes” or notice of a specified corporate transaction as described under “Conversion upon specified corporate transactions,” in each case when due;

(5) our failure to comply with our obligations under “Consolidation, merger and sale of assets”;

(6) our failure to comply with any of our other agreements contained in the notes or the indenture for 60 days after we receive written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding; provided, however, that our failure to file with the SEC or submit to the trustee any annual, quarterly or other report required by the Exchange Act shall not constitute an event of default until 180 days after the date on which we receive such notice;

(7) default by us or any of our significant subsidiaries (as defined in Regulation S-X under the Exchange Act) in the payment of the principal or interest (by the end of the applicable grace period, if any) on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, indebtedness for money borrowed in excess of $25,000,000 in the aggregate of us and/or any of our significant subsidiaries, whether such indebtedness now exists or shall hereafter be created resulting in such indebtedness in excess of $25,000,000 in the aggregate becoming or being declared due and payable prior to the scheduled maturity thereof;

(8) the rendering of a final judgment for the payment of $10,000,000 or more (excluding any amounts covered by insurance) against us or any of our subsidiaries, which judgment is not discharged or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished; or

(9) certain events of bankruptcy, insolvency, or reorganization involving us or any of our significant subsidiaries.

Our obligations under the indenture are not intended to provide creditor rights for amounts in excess of par plus accrued and unpaid interest and additional interest, if any, or, to the extent the notes are converted, amounts into which the notes are convertible.

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, including additional interest, if any, on all the notes to be due and payable. In case of certain events of bankruptcy, insolvency or reorganization, involving us or a significant subsidiary, 100% of the principal of and accrued and unpaid interest on the notes will automatically become due and payable. Upon such a declaration, such principal and accrued and unpaid interest, including any additional interest will be due and payable immediately.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest, including any additional interest) and rescind any such acceleration with respect to the notes and its consequences if (i) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing events of default, other than the nonpayment of the principal of and interest, including additional interest, on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest (including additional interest, if any) when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an event of default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee.

The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 60 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the rate of or extend the stated time for payment of interest, including additional interest, on any note;

(2) reduce the principal of or extend the stated maturity of any note;

(3) make any change that impairs or adversely affects the right of a holder to convert any note or the conversion rate thereof;

(4) reduce the fundamental change repurchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payment, whether through an amendment or waiver of provisions in the indenture, definitions or otherwise;

(5) make any note payable in currency other than that stated in the note;

(6) change the ranking of the notes in a manner adverse to holders of the notes;

(7) impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(8) make any change in the provisions of the indenture which require each holder’s consent, in the provisions relating to waivers of past defaults or in the provisions relating to amendment of the indenture.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1) cure any ambiguity or correct any omission, defect or inconsistency in the indenture, so long as such action will not adversely affect the interests of holders of the notes, provided that any such amendment made solely to conform the provisions of the indenture to this prospectus will be deemed not to adversely affect the interests of holders of the notes;

(2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) add guarantees with respect to the notes;

(5) secure the notes;

(6) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(7) make any change that does not materially adversely affect the rights of any holder; or

(8) comply with any requirement of the Commission in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any repurchase date, or upon conversion or otherwise, cash or shares of common stock sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in respect of notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

U.S. Bank National Association is the trustee, security registrar, paying agent and conversion agent. U.S. Bank National Association, in each of its capacities, including without limitation as trustee, security registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

We maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry, settlement and clearance

The global notes

The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the global notes. Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchaser; and

•	ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry procedures for the global notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the initial purchaser are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State banking law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchaser, banks and trust companies, clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal and interest (including any additional interest) with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes, subject to DTC’s procedures (DTC has advised that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global notes at the request of each DTC participant); or

•	an event of default in respect of the notes has occurred and is continuing, and the trustee has received a request from DTC.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon request of a DTC participant by written notice given to the trustee by or on behalf of DTC in accordance with customary procedures of DTC.

Registration rights

We and the initial purchaser have entered into a registration rights agreement for the benefit of the notes. Pursuant to the registration rights agreement, we have agreed for the benefit of the holders of the notes and the common stock issuable upon conversion of the notes that we will, at our cost:

•	as soon as practicable, but in any event no later than 300 days after the original date of issuance of the notes, file a shelf registration statement (which will be an automatic shelf registration statement if we qualify to use automatic shelf registration statements at the time of filing) covering resales of the notes and the common stock issuable upon the conversion thereof pursuant to Rule 415 under the Securities Act;

•	unless the shelf registration statement becomes effective automatically, use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act as promptly as practicable but in any event no later than 390 days after the original date of issuance of the notes; and

•	subject to certain rights to suspend use of the shelf registration statement, use our reasonable efforts to keep the shelf registration statement continuously effective until the earlier of the second anniversary of the closing date or such time as all of the notes and the common stock issuable on the conversion thereof (i) cease to be outstanding, (ii) have been sold or otherwise transferred pursuant to an effective registration statement, (iii) have been sold or otherwise transferred pursuant to Rule 144 under circumstances in which any legend borne by the notes or common stock relating to restrictions on transferability thereof is removed, (iv) are eligible to be sold pursuant to Rule 144(k) or any successor provision (but not Rule 144A) or (v) are otherwise freely transferable without restriction.

We are permitted to suspend the effectiveness of the shelf registration statement or the use of the prospectus that is part of the shelf registration statement during specified periods (not to exceed 120 days in the aggregate in any 12 month period) in certain circumstances, including circumstances relating to pending corporate developments. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the notes of the existence of a suspension.

The following requirements and restrictions will generally apply to a holder selling securities pursuant to the shelf registration statement:

•	the holder will be required to be named as a selling securityholder in the related prospectus;

•	the holder will be required to deliver a prospectus to purchasers;

•	the holder will be subject to some of the civil liability provisions under the Securities Act in connection with any sales; and

•	the holder will be bound by the provisions of the registration rights agreement that are applicable to the holder (including indemnification obligations).

We have agreed to pay predetermined additional interest as described herein, which we refer to as additional interest, to holders of the notes if the shelf registration statement is not timely filed or made effective as described above or if the prospectus is unavailable for periods in excess of those permitted above. The additional interest, if any, is payable at the same time and in the same manner and to the same persons as ordinary interest. The additional interest will accrue until a failure to file or become effective or unavailability is cured in respect of any notes at a rate per year equal to 0.25% for the first 90 days after the occurrence of the event and 0.5% after the first 90 days of the outstanding principal amount thereof. However, no additional interest or other additional amounts will accrue following the end of the period during which we are required to use our reasonable efforts to keep the shelf registration statement effective. In addition, no additional interest or other additional amounts will be payable in respect of shares of common stock into which the notes have been converted.

The additional interest will accrue from and including the date on which any registration default occurs to but excluding the date on which all registration defaults have been cured. We will have no other liabilities for monetary damages with respect to our registration obligations. However, if we breach, fail to comply with or violate some provisions of the registration rights agreement, the holders of the notes may be entitled to equitable relief, including injunction and specific performance.

We have agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of the shelf registration statement. We have previously provided all holders a form of notice and questionnaire to be completed and delivered by each holder interested in selling securities pursuant to the shelf registration statement. Holders who wish to sell their notes are required to complete and deliver the questionnaire prior to the effectiveness of the shelf registration statement so that the holder may be named as a selling securityholder in the related prospectus at the time of effectiveness. Upon receipt of the completed questionnaire, together with any other information as may be reasonably requested by us from a holder of notes following the effectiveness of the shelf registration statement, we will, as promptly as practicable but in any event within 10 business days of receipt, file such amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit the holder to deliver the prospectus to purchasers of registrable securities (subject to our right to suspend the use of the prospectus as described above); provided, however, that after the shelf registration statement has become effective, in no event shall we be obliged to file more than one post-effective amendment to the shelf registration statement or a supplement to the related prospectus in any one calendar quarter. Any holder that does not timely complete and deliver a questionnaire or provide any other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any registrable securities pursuant to the shelf registration statement.

We will pay all expenses of the shelf registration statement, provide to each registered holder copies of the related prospectus, notify each registered holder when the shelf registration statement has become effective and take other actions that are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.

The summary herein of provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request as described under “Where you can find more information.”

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Borland consists of 200,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Common stock

As of February 4, 2008, there were approximately 72,758,000 shares of Borland common stock outstanding. The holders of Borland common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Borland, holders of Borland common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of Borland common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of Borland common stock are fully paid and non-assessable.

Preferred stock

There are 1,000,000 shares of Borland preferred stock authorized for issuance. Of the preferred stock, 150,000 shares have been designated as Series D Junior Participating Preferred Stock, none of which were outstanding as of February 4, 2008. The Series D Junior Participating Preferred Stock was authorized in connection with Borland’s stockholder rights plan. Borland’s board of directors has the authority, without further action by the stockholders, to issue the remaining undesignated preferred stock in one or more series and to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of preferred stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Borland or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

The Series D Junior Participating Preferred Stock will not be issued unless certain triggering events occur as further described under “Rights plan” below. If any shares of Series D Junior Participating Preferred Stock were issued, the holders would have the following rights and preferences with respect to such shares, subject to the limitations provided by law and our restated certificate of incorporation. Each share of Series D Junior Participating

Preferred Stock would be entitled to 1,000 votes, subject to adjustment in the event of any dividends or distributions on common stock, on all matters submitted to a vote of our stockholders. Upon any liquidation (voluntary or otherwise), dissolution or winding up of Borland, each preferred stockholder would be entitled to be paid $10 per share of Series D Junior Participating Preferred Stock then held by such stockholder, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Series D Liquidation Preference), from the assets of Borland. After payment in full of the Series D Liquidation Preference, holders of Series D Junior Participating Preferred Stock would not be entitled to further distributions unless, prior thereto, the holders of shares of common stock had received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing (i) the Series D Liquidation Preference by (ii) 1,000 (as appropriately adjusted to reflect such events as stock splits, stock dividends and recapitalizations with respect to the common stock). Following the payment of the full amount of the Series D Liquidation Preference and the Common Adjustment, respectively, holders of Series D Junior Participating Preferred Stock and holders of shares of common stock would receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of 1,000 (as appropriately adjusted to reflect such events as stock splits, stock dividends and recapitalizations with respect to the common stock) to 1 with respect to the preferred stock and common stock, on a per share basis, respectively.

In addition, if shares of Series D Junior Participating Preferred Stock were issued, approval by the holders of a majority or more of the outstanding shares of Series D Junior Participating Preferred Stock, voting separately as a class, would be required to approve any amendment to our Restated Certificate of Incorporation that would adversely affect the Series D Junior Participating Preferred Stock.

Delaware anti-takeover law, certain charter provisions and rights plan

Anti-takeover law

A number of states have adopted special laws designed to make some kinds of “unfriendly” corporate takeovers, or other transactions involving a corporation and one or more of its significant stockholders, more difficult. Under Section 203 of the Delaware General Corporation Law, some business combinations by Delaware corporations with interested stockholders are subject to a three-year moratorium unless specified conditions are met. Section 203 prohibits a Delaware corporation that has not elected to opt out of the statute from engaging in a business combination with an interested stockholder for three years following the date that such person becomes an interested stockholder. With some exceptions, an interested stockholder is generally a person or group that (i) owns 15% or more of the corporation’s outstanding voting stock, including any rights to acquire stock pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights or exchange rights, warrants or options, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

Because our certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the Delaware General Corporation Law, we are not subject to Section 203.

Certain charter provisions

Provisions of our charter documents could make the acquisition of us and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate with it first. We believe that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

Our Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent.

Our Amended and Restated Bylaws provide that special meetings of our stockholders may be called by the board of directors, the chairman of the board or the president. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

Rights plan

Currently each share of our outstanding common stock is associated with one right under our rights plan. Each right entitles stockholders to purchase 1/1,000 share of our Series D Junior Participating Preferred Stock at an exercise price of $80. The rights only become exercisable in certain limited circumstances following the tenth day after a person or group announces acquisition of or tender offers for 15% or more of our common stock. For a limited period of time following the announcement of any such acquisition or offer, all of the rights are redeemable by us at a price of $0.01 per right. If the rights are not redeemed, each right will then entitle the holder to purchase common stock having the value of twice the then-current exercise price. For a limited period of time after the exercisability of the rights, each right, at the discretion of our board of directors, may be exchanged for either 1/1,000 share of Series D Junior Participating Preferred Stock or one share of common stock per right. The rights expire on December 19, 2011.

Our Board of Directors has the authority to issue up to 850,000 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock.

The issuance of Series D Junior Participating Preferred Stock or any preferred stock subsequently issued by our Board of Directors, under some circumstances, could have the effect of delaying, deferring or preventing a change in control.

Some provisions contained in the rights plan may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock, which offers may be attractive to stockholders, or deter purchases of large blocks of common stock, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock over the then-prevailing market prices.

Limitation of liability and indemnification of officers and directors

Our Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Under Delaware law, a corporation may not indemnify directors’ or officers’ liability for the following:

•	breaches of a director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

•	transactions in which the director or officer received an improper personal benefit.

We have entered into separate indemnification agreements with our directors and executive officers that provide these persons indemnification protection in the event the certificate of incorporation is subsequently amended.

Transfer agent and registrar

The transfer agent and registrar for our common stock is Mellon Investor Services, L.L.C.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of purchasing, holding and selling the notes, and where noted, our common stock as of the date hereof. This summary deals only with holders that hold such notes as capital assets.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances. In addition, it does not address tax considerations applicable to investors that may be subject to special tax rules, such as financial institutions, tax-exempt entities, insurance companies, individuals who are U.S. expatriates, dealers in securities or foreign currencies, persons that will hold notes or common stock received pursuant to conversion of the notes as part of a hedge or as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction. Further, we do not address the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the notes or our common stock.

A “U.S. holder” means a beneficial owner of a note or common stock that is a citizen or resident of the U.S. or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the notes or common stock. A “non-U.S. holder” is a person that is a beneficial owner of our notes or common stock other than a U.S. holder. A non-U.S. investor for whom income or gain on the notes would be effectively connected with the conduct of a trade or business in the U.S. generally will be subject to taxation on such income or gain as a U.S. holder (subject to an applicable tax treaty providing otherwise), except that such holder will be required to provide the paying agent with a properly executed IRS Form W-8ECI to avoid withholding taxes and may be subject to additional branch profits taxes. Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of holding and disposing of the notes or the common stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partners in partnerships holding the notes should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them of holding and disposing of the notes or the common stock.

U.S. Treasury Circular 230 notice

The tax discussions contained in this prospectus were written for use in connection with the promotion or marketing of the transactions or matters addressed herein. These discussions were not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. tax penalties. You should consult your own independent tax advisor in determining the tax consequences to you of holding the notes or our common stock, including the application to your particular situation of the U.S. tax issues discussed, as well as the application of state, local, foreign, or other tax laws.

U.S. holders

This section applies to you if you are a U.S. holder.

Stated interest

It is expected, and therefore this discussion assumes, that the notes will be issued without original issue discount for U.S. federal income tax purposes. Accordingly, payments of interest on the notes generally will be taxable to you as ordinary interest income at the time such payments are accrued or are received (in accordance with your regular method of tax accounting). If, however, the notes’ principal amount exceeds the issue price by more than a de minimis amount set forth in the applicable Treasury Regulations, you will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

Additional interest

The possibility of an additional payment under the note may be disregarded for purposes of determining the amount of interest to be recognized (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. As described elsewhere in this prospectus, we will pay additional interest on the notes if, among other things, we fail to comply with certain of our obligations under the registration rights agreement. We believe that the likelihood that we will be required to pay additional interest on the notes is remote. Therefore, if, contrary to our expectations, additional interest is, in fact, paid, we believe that such additional interest should be included in your income as interest when such interest is received or accrued, in accordance with your regular method of accounting. If the IRS takes a contrary position from that described above, a U.S. holder may be required to accrue interest income based upon a “comparable yield,” regardless of the holder’s method of accounting. Such yield would be higher than the stated coupon on the notes. In addition, any gain on the sale, exchange, retirement or other taxable disposition of the notes (including any gain realized on the conversion of a note) would be recharacterized as ordinary income. U.S. holders should consult their tax advisors regarding the impact of the additional interest requirements on the tax treatment of the notes.

Sale, exchange or repurchase of the notes

Except as set out below under “Conversion of the notes,” the sale, exchange (including an exchange in lieu of conversion) or repurchase of a note will cause you to recognize gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received (except to the extent such amount is attributable to accrued interest income, which is taxable as ordinary income), and (ii) your adjusted tax basis in the note. Gain or loss realized by a U.S. holder generally will be long-term capital gain or loss if, at the time of the disposition, the notes have been held for more than one year. Long-term capital gains recognized by certain non-corporate taxpayers generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Exchange in lieu of conversion

If you surrender the notes for conversion, we direct the notes to be offered to a financial institution for exchange in lieu of conversion, and the designated financial institution accepts the notes and delivers common stock and cash for any fractional shares in exchange for the notes, you will be taxed on the transfer as a sale or exchange of the notes, as described above under “U.S. holders — Sale, exchange or repurchase of the notes.” In such case, your tax basis in the common stock received will equal the fair market value of the stock on the date of the exchange, and your holding period in the shares of common stock received will begin the day after the date of the exchange.

Conversion of the notes

If you convert the notes and receive only cash, your gain or loss will be the same as if you disposed of the notes in a taxable disposition, as described above under “U.S. holders — Sale, exchange or repurchase of the notes.”

If you convert the notes and receive only common stock and cash in lieu of a fractional share, the conversion will not be a taxable event, except that (i) the receipt of cash in lieu of a fractional share of common stock will result in capital gain or loss, as described below, and (ii) the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest, as described below. Your tax basis in the common stock received upon conversion of a note (other than common stock received with respect to accrued interest, but including any basis allocable to a fractional share) will be the same as your basis in the note at the time of conversion.

If you receive a combination of cash and common stock upon conversion of a note, it is likely that the conversion will be treated as a recapitalization. In a recapitalization, you would recognize capital gain, but not loss, on the exchange equal to the lesser of (i) the amount of cash received (other than in respect of accrued and unpaid interest and cash received in lieu of a fractional share) and (ii) the amount of gain realized equal to the excess, if any, of the amount of cash you receive (other than in respect of accrued and unpaid interest) plus the fair market value of common stock you receive (other than in respect of accrued but unpaid interest), over your adjusted tax basis in the note. Your aggregate tax basis in common stock received (other than common stock received with respect to accrued interest, but including any basis allocable to a fractional share) will be the same as the your basis in the note at the time of conversion, reduced by the amount of any cash received (other than in respect of accrued and unpaid interest and cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Alternatively there is a possibility that the conversion could be treated as a partial taxable sale of the note and a partial tax-free conversion of the note. You should consult your tax advisor regarding the U.S. federal income tax consequences to you of the receipt of both cash and common stock upon conversion of a note.

In each case described above, your holding period for the common stock received, except for common stock received in respect of accrued interest, will include your holding period for the note converted.

Treatment of amounts attributable to accrued interest.  Any cash and the value of any common stock received which is attributable to accrued interest on the notes not yet included in income will be taxed as ordinary income. The basis in any shares of common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued interest would begin the day after the date of conversion.

Treatment of cash in lieu of fractional shares.  If a U.S. holder receives cash in lieu of a fractional share of common stock, such U.S. holder would be treated as if the fractional share had been issued and then redeemed for cash. Accordingly, a U.S. holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of a fractional share measured by the difference between the cash received for the fractional share and the portion of the U.S. holder’s tax basis in the notes that is allocated to the fractional share.

U.S. holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences resulting from the exchange of notes into a combination of cash and common stock.

Constructive distributions

The conversion price of the notes will be adjusted in certain circumstances. See the discussion under “Description of notes — conversion rights — conversion rate adjustments”above. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may, in certain circumstances, be treated as a deemed distribution to you, whether or not you ever exercise your conversion privilege. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. In particular, any adjustment in the conversion rate to compensate U.S. holders of notes for taxable distributions of cash on any of our outstanding common stock will be treated as a deemed distribution of stock to the U.S. holders, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits. An increase in the conversion rate upon a fundamental change may also be treated as a taxable dividend to U.S. holders of the notes. Any deemed dividend may not be eligible for the dividends received deduction or for preferential rates applicable to certain non-corporate U.S. holders in respect of certain dividends. In certain circumstances, the failure to make an adjustment of the conversion rate may result in a taxable distribution to holders of our common stock. You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

Distributions on common stock

In general, distributions with respect to our common stock received upon the conversion of a note will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. holder’s basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. holder will be eligible for the dividends- received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. holder will generally qualify for a reduced rate of taxation (currently effective for tax years through 2011) if the holder meets certain holding period and other applicable requirements.

Sale or other disposition of common stock

You will recognize capital gain or loss on the sale or other disposition of our common stock received upon the conversion of a note. This capital gain or loss will equal the difference between the amount realized and your tax basis in our common stock. Your basis in common stock received in a conversion or an exchange in lieu of a conversion will be determined as described under “Conversion of the notes” or “Exchange in lieu of conversion” above. Capital gain of a non-corporate U.S. holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. holders

This section applies to you if you are a non-U.S. holder.

Interest payments on the notes

Subject to the discussion below concerning backup withholding, interest payments will not be subject to the 30% U.S. federal withholding tax if each of the following conditions has been satisfied:

•	you do not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a controlled foreign corporation (as defined in the Code) related, directly or indirectly, to us through stock ownership; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a U.S. person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable U.S. Treasury regulations.

Sale, exchange or other disposition of the notes or shares of common stock

Subject to the discussion below concerning backup withholding, you generally will not be subject to U.S. federal income tax (or any withholding thereof) on gain realized upon sale or other disposition of notes or common stock, unless (i) you are an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met or (ii) the Company is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter. The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Dividends

Dividends (including deemed dividends on the notes described above under “U.S. holders— Constructive distributions”) paid to you on our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide an IRS Form W-8BEN certifying your entitlement to benefits under a treaty.

Backup withholding and information reporting

Unless you are an exempt recipient such as a corporation, information returns will be filed with the IRS in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. You may be subject to U.S. backup withholding tax on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

We are registering for resale the notes and the shares of common stock issuable upon conversion of the notes on behalf of the selling securityholders, a list of whom is set forth in this prospectus under “Selling Securityholders,” or pledgees, donees, transferees or other successors in interest that receive those shares as a gift, partnership distribution or other non-sale related transfer, referred to in this prospectus as the selling securityholders. We will receive no proceeds from this offering.

The selling securityholders may sell the notes or shares of common stock issuable upon conversion of the notes from time to time, if at all, as follows:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of these methods of sale.

If a selling securityholder sells notes or shares of common stock issuable upon conversion of the notes through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder and/or the purchasers of the notes or shares of common stock issuable upon conversion of the notes.

The notes and shares of common stock issuable upon conversion of the notes may be sold from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market;

•	through the writing of options; or

•	through other types of transactions.

In connection with sales of the notes or common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the notes or common stock issuable upon conversion of the notes in the course of hedging the positions they assume. The selling securityholders may pledge or grant a security interest in some or all of the notes or common stock issuable upon conversion of the notes and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or common stock issuable upon conversion of the notes from time to time pursuant to this prospectus. The selling securityholders also may transfer and donate notes or shares of common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus. The selling securityholders may sell short our common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover short sales. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

Our common stock trades on the Nasdaq Global Market under the symbol “BORL”. Although the notes are eligible for trading in the PORTAL market, we do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the Notes. See “Risk Factors — Risks Relating to the Notes.”

At the time a particular offering of notes or shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders and any other person participating in such distribution will also be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock issuable upon conversion of the notes by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the common stock issuable upon conversion of the notes to engage in market-making activities with respect to the particular notes and the common stock issuable upon conversion of the notes being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock issuable upon conversion of the notes.

Several of the selling securityholders are affiliates of broker-dealers. Each of these selling securityholders has informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

The selling securityholders will be responsible for any fees, disbursements and expenses of any counsel for the selling securityholders. All other expenses incurred in connection with the registration of the shares, including printer’s and accounting fees and the fees, disbursements and expenses of our counsel will be borne by us. Commissions and discounts, if any, attributable to the sales of the notes and shares of common stock will be borne by the selling securityholders. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the notes and shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

We and the selling securityholders will be indemnified by the other against liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

SELLING SECURITYHOLDERS

We originally issued the notes offered by the selling securityholders hereby in a February 2007 private placement. The initial purchasers of the notes resold them to persons they reasonably believed to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act. The selling securityholders, which term as used in the prospectus includes the initial purchasers’ transferees, pledges, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issued upon conversion of the notes.

The following table sets forth information, unless otherwise noted, as of February 6, 2008, with respect to the selling securityholders and the respective principal amounts of notes and common stock that each selling securityholder beneficially owns that may be offered pursuant to this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. We have obtained this information from the selling securityholders. Unless otherwise indicated, none of the selling securityholders has, or within the past three years has had, any position, office, or other material relationship with us or any of our predecessors or affiliates. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus, no estimate can be given to us as to the amount of the notes or the common stock issuable upon conversion of the notes that will be held by the selling securityholders upon termination of any particular offering. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly.

The number of shares of common stock shown in the table set forth below assumes the conversion of the full amount of notes held by such holder at the initial conversion rate of 156.8627 shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights.” Accordingly, the number of shares of common stock may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

	Principal Amount of Notes
	Beneficially		Number of Shares of Common Stock
	Owned	Percentage			Owned
	and Offered	of Notes	Offered	Beneficially	After the
Selling Securityholder(1)	Hereby	Outstanding	Hereby(2)	Owned(3)	Offering(4)

Absolute Strategies Fund, Forum Funds Trust	1,250,000	*	196,078	196,078	0
Alpine Associates	7,584,000	3.8%	1,189,646	1,189,646	0
Alpine Partners, L.P.	1,196,000	*	187,607	187,607	0
Alpine Associates II, L.P.	631,000	*	98,980	98,980	0
CALAMOS Market Neutral Income Fund — CALAMOS Investment Trust	7,000,000	3.5%	1,098,038	1,098,038	0
CBARB, a segregated account of Geode Capital Master Fund Ltd.	9,000,000	4.5%	1,411,764	1,411,764	0
Cheyne Fund LP	1,052,000	*	165,019	165,019	0
Cheyne Leverage Fund LP	948,000	*	148,705	148,705	0
Citadel Equity Fund, Ltd.	18,400,000	9.2%	2,886,273	2,886,273	0
CNH CA Master Account, LP	6,000,000	3.0%	941,176	941,176	0
Credit Suisse Securities LLC (USA)	6,250,000	3.1%	980,391	980,391	0
CSS, LLC	2,000,000	1.0%	313,725	313,725	0
DBAG London	6,700,000	3.4%	1,050,980	1,050,980	0
Good Steward Trading Co., SPC, Class F	189,000	*	29,647	29,647	0
GLG Market Neutral Fund	15,000,000	7.5%	2,352,940	2,352,940	0
GPC LX, LLC	880,000	*	138,039	138,039	0
Grace Convertible Arbitrage Fund, Ltd.	5,000,000	2.5%	784,313	784,313	0
HighBridge Convertible Arbitrage Master Fund LP	11,600,000	5.8%	1,819,607	1,819,607	0
HighBridge International LLC	15,400,000	7.7%	2,415,685	2,415,685	0
KBC Financial Products USA Inc.	3,000,000	1.5%	470,588	470,588	0
Mohican VCA Master Fund, Ltd.	3,000,000	1.5%	470,588	470,588	0
Morgan Stanley & Co. Inc.	8,350,000	4.2%	1,309,803	1,771,841	0
Nisswa Master Fund Ltd.	2,500,000	1.3%	392,156	392,156	0
Polygon Global Opportunities Master Fund	7,000,000	3.5%	1,098,038	1,098,038	0
Putnum Convertible Income — Growth Trust	4,000,000	2.0%	627,450	627,450	0
Quantum Partners LDC	250,000	*	39,215	39,815	0
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	11,500,000	5.8%	1,803,921	1,803,921	0
Rampart Convertible Arbitrage Investors(I)	2,500,000	1.3%	392,156	392,156	0
Rampart Convertible Arbitrage Investors (II)	500,000	*	78,431	78,431	0
RHP Master Fund Ltd.	3,500,000	1.8%	549,019	549,019	0
S.A.C. Arbitrage Fund LLC	1,000,000	*	156,862	156,862	0
Sage Capital Management, LLC	500,000	*	78,431	78,431	0
Tenor Opportunity Master Fund, Ltd.	1,000,000	*	156,862	156,862	0
Topaz Fund	4,000,000	2.0%	627,450	627,450	0
Tribeca Convertibles LP	22,000,000	11.0%	3,450,979	3,450,979	0
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited	9,200,000	4.6%	1,443,136	1,443,136	0
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited	800,000	*	470,588	470,588	0
Vicis Capital Master Fund	3,000,000	1.5%	470,588	470,588	0
Waterstone Market Neutral Mac51 Fund, Ltd.	373,000	*	58,509	58,509	0
Waterstone Market Neutral Master Fund, Ltd.	627,000	*	98,352	98,352	0
Wolverine Convertible Arbitrage Funds Trading Limited	27,850,000	13.9%	4,368,626	4,368,626	0
Zazove Hedged Convertible Fund, L.P.	1,500,000	*	235,294	235,294	0

*	Less than 1.0%.

(1)	Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in an amendment or supplement to this prospectus, if and when required.

(2)	Assumes conversion at the initial conversion rate of 156.8627 shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights.” Accordingly, the number of shares of common stock beneficially owned by a selling securityholder may increase or decrease from time to time.

(3)	This is the number of shares of common stock owned by the securityholder in addition to the shares of common stock issuable upon conversion of the notes as described in footnote (2).

(4)	Assumes sale, transfer or other disposition of all common stock issuable upon the conversion of the notes.

LEGAL MATTERS

The validity of the notes and shares of common stock issued upon conversion of the notes will be passed upon for us by DLA Piper US LLP, East Palo Alto, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Borland Software Corporation for the year ended December 31, 2006 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Segue Software, Inc. as of December 31, 2005 and December 31, 2004 and for each of the two years in the period ended December 31, 2005, incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report appearing in Borland Software Corporation’s current report on Form 8-K/A filed July 5, 2006, and are included herein in reliance upon the authority of said firm as experts in giving said report.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports with the Securities and Exchange Commission, or the SEC, which we make available on our website free of charge. These reports include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, each of which is provided on our website as soon as reasonably practicable after we electronically file such materials with or furnish them to the SEC. You can also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 15, 2007;

•	Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 9, 2007;

•	Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed on August 9, 2007;

•	Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed on November 9, 2007;

•	Current Reports on Form 8-K, filed on: January 8, 2007, January 17, 2007, February 1, 2007, February 2, 2007, February 8, 2007, February 27, 2007, April 19, 2007, as amended by Form 8-K/A filed August 9, 2007, May 4, 2007, June 13, 2007, August 23, 2007, Form 8-K filed on April 20, 2006, as amended by Forms 8-K/A filed on July 5, 2006, February 1, 2007, December 3, 2007 and January 4, 2008.

•	The description of our common stock contained in a registration statement on Form 10, filed July 27, 1987, including any amendment or report filed for the purpose of updating such description; and

•	any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, until our offering is complete.

•	all filings filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement.

Notwithstanding the above, we are not incorporating by reference any information that was furnished, or will be furnished, under items 2.02 or 7.01 (or corresponding information furnished under item 9.01 or included as an exhibit) in a current report on Form 8-K.

You may request a copy of these filings, at no cost, by writing, emailing or telephoning us at the following address:

Borland Software Corporation
8303 N. Mo-Pac Expressway, Ste. A-300
Austin, TX 78759
Tel: (512) 340-2200
Attention: Investor Relations
email: investor.relations@borland.com

We will provide to any person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus is a part.

You should read the information in this document together with the information in the documents incorporated by reference.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference herein) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You should rely only upon the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC Registration Fee	$6,140
Legal Fees and Expenses	316,128
Accounting Fees and Expenses	342,000
Printing Expenses	40,600
Miscellaneous Expenses	5,500,000

Total	$6,204,868

Item 15.	Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. Our restated certificate of incorporation and amended and restated bylaws provide that we shall indemnify our directors, officers, employees, and agents to the full extent permitted by Delaware law. The restated certificate of incorporation and amended and restated bylaws further provide that we may indemnify directors, officers, employees, and agents in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we entered into separate indemnification agreements with our directors and executive officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors’ and officer’s liability insurance, if available on reasonable terms.

These indemnification provisions and the indemnification agreements that we have entered into with our executive officers and directors may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended. We have a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification is being sought. We are not aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

Item 16.	Exhibits.

Number		Description

4	.1(1)	Indenture, dated February 6, 2007, by and between Borland Software Corporation and U.S. Bank National Association, as trustee.
4	.2(1)	Registration Rights Agreement, dated February 6, 2007, by and between Borland Software Corporation and J.P. Morgan Securities Inc.
4	.3(1)	Global Note representing the Borland Software Corporation 2.75% Convertible Senior Note due 2012.
5.1		Opinion of DLA Piper US LLP
12.1		Statements re: Computation of Ratios
23.1		Consent of DLA Piper US LLP (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.3		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm
24	.1(2)	Power of Attorney
25	.1(2)	Statement of Eligibility of Trustee on Form T-1

(1)	Incorporated by reference to exhibits of Form 8-K filed February 8, 2007

(2)	Previously filed

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of 314 securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 15 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on February 6, 2008.

BORLAND SOFTWARE CORPORATION

By	/s/ Tod Nielsen
Tod Nielsen
Chief Executive Officer

EXHIBIT INDEX

Number		Description

4	.1(1)	Indenture, dated February 6, 2007, by and between Borland Software Corporation and U.S. Bank National Association, as trustee.
4	.2(1)	Registration Rights Agreement, dated February 6, 2007, by and between Borland Software Corporation and J.P. Morgan Securities Inc.
4	.3(1)	Global Note representing the Borland Software Corporation 2.75% Convertible Senior Note due 2012.
5.1		Opinion of DLA Piper US LLP
12.1		Statements re: Computation of Ratios
23.1		Consent of DLA Piper US LLP (included in Exhibit 5.1)
23.2		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.3		Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm
24	.1(2)	Power of Attorney
25	.1(2)	Statement of Eligibility of Trustee on Form T-1

(1)	Incorporated by reference to exhibits of Form 8-K filed February 8, 2007.

(2)	Previously filed